UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

Check the appropriate box:

☒           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

DARDEN RESTAURANTS, INC.
(Name of Registrant as Specified in Its Charter)

STARBOARD VALUE LP
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
STARBOARD VALUE AND OPPORTUNITY S LLC
STARBOARD VALUE AND OPPORTUNITY C LP
STARBOARD LEADERS DELTA LLC
STARBOARD LEADERS FUND LP
STARBOARD VALUE GP LLC
STARBOARD PRINCIPAL CO LP
STARBOARD PRINCIPAL CO GP LLC
STARBOARD VALUE R LP
STARBOARD VALUE R GP LLC
STARBOARD VALUE A LP
STARBOARD VALUE A GP LLC
JEFFREY C. SMITH
MARK R. MITCHELL
PETER A. FELD
BRADLEY D. BLUM
CHARLES M. SONSTEBY
ROBERT MOCK
CRAIG S. MILLER
BETSY S. ATKINS
MARGARET SHÂN ATKINS
JEAN M. BIRCH
JAMES P. FOGARTY
CYNTHIA T. JAMISON
WILLIAM H. LENEHAN
LIONEL L. NOWELL, III
ALAN N. STILLMAN

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒          No fee required.

☐           Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)           Title of each class of securities to which transaction applies:

(2)           Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)           Proposed maximum aggregate value of transaction:

(5)           Total fee paid:

☐           Fee paid previously with preliminary materials:

☐           Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)           Amount previously paid:

(2)           Form, Schedule or Registration Statement No.:

(3)           Filing Party:

(4)           Date Filed:

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 21, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

August [__], 2014

It is Time for the Current Board to be Held Accountable for Years of Poor Performance, Egregious Corporate Governance, and Substantial Shareholder Value Destruction

Our Interests Are Directly Aligned with ALL Darden Shareholders

With Your Support, We Believe a Change in Leadership Can Improve Value at Darden

Vote the WHITE Proxy Card Today to Support the Most Qualified Slate of Directors to Oversee Darden

Dear Fellow Darden Shareholders:

Starboard Value and Opportunity Master Fund Ltd and the other participants in this solicitation (collectively, “Starboard” or “we”) beneficially own a total of  11,652,386 shares, or approximately 8.8%, of the outstanding common stock, no par value per share (the “Common Stock”), of Darden Restaurants, Inc., a Florida corporation (“Darden” or the “Company”), making us one of the Company’s largest shareholders.

“You just have to have good people if you are going to have a good operation, without them you are lost.”
-   Bill Darden (Founder of Darden Restaurants)

As founder Bill Darden noted, running a successful restaurant company starts with the people.  Darden is a great company that is blessed with some of the most highly visible casual dining concepts around the globe and an incredibly strong employee base of approximately 150,000 restaurant and field-level employees.  Unfortunately, Darden has lost its way in recent years due to poor leadership at the top.  For too long, Darden shareholders have suffered mightily under senior management and a board of directors (the “Board) that has seemed to blatantly disregard the best interests of shareholders.  We believe the current management and Board are preventing Darden from regaining its position as the world’s premier full-service restaurant company and creating value for shareholders.

The upcoming 2014 Annual Meeting of Shareholders of Darden (the “Annual Meeting”) marks an exciting and critical opportunity for shareholders at Darden to elect a new Board that is both tremendously qualified and excited to significantly improve the operating performance, oversight, and value of the Company for the benefit of all shareholders.  Even before the recent debacle involving the sale of Red Lobster, the current Board had presided over an extended period of poor stock price performance, poor operating performance, poor corporate governance, and substantial destruction of shareholder value.  During the five years prior to our filing of proxy materials for the solicitation of written requests to try to stop the Company from separating its Red Lobster business (the “Red Lobster Separation”), Darden underperformed its closest direct competitors and its proxy peer group by approximately 300%.  We did everything within our power to prevent, or to at least get Darden to reconsider, the disposal of Red Lobster.  Shareholders overwhelmingly supported our efforts, with more than 80% of the shares realistically available to vote delivering written requests asking the Company to hold a special meeting  of shareholders (the “Special Meeting”) to discuss the Red Lobster Separation.  Unfortunately, the Board unilaterally ignored a clear shareholder directive calling for the Special Meeting to be held as a forum for shareholder input on the Red Lobster Separation, and sold Red Lobster (the “Red Lobster Sale”) at what we believe to be a fire sale price.  Even worse, the Board determined to rush the Red Lobster Sale by entering into a definitive agreement before holding the shareholder-requested Special Meeting and without subjecting the transaction to a shareholder vote.  In the two months following the Red Lobster debacle, Darden’s stock price has declined by approximately 11% while the overall market has appreciated and comparable restaurant companies have performed well.  Darden has performed poorly for a long time, but to make matters worse, since the Red Lobster Sale, which we and shareholders strongly urged  management and the Board not to proceed with, Darden has further underperformed peers by 15%.  This 15% decline represents $1 billion in Darden’s market value relative to peers since the Red Lobster Sale.1  For far too long shareholders have suffered under management and the Board’s poor strategy, poor execution, and poor performance.  Clearly, it is time for a change.

1 Calculated as the decline in Darden’s market cap compared to its Proxy Group.  While other general factors could impact stock price performance, we believe this underperformance is directly attributable to the Red Lobster Sale and the market’s lack of confidence in Darden’s current leadership.

We have gone to great lengths to carefully select a group of twelve world-class director nominees with diverse skill sets and perspectives directly relevant to Darden’s business and current challenges, including experienced restaurant operators, and experts in real estate, finance, turnarounds, supply chain, effective public company governance, and executive compensation.  Notably, among our slate of director nominees are several world-class executives with direct experience successfully leading Olive Garden or overseeing similar turnarounds at competing casual dining companies such as Brinker International.

Bradley D. Blum

- Mr. Blum spent a significant portion of his career with Darden and General Mills.
- As President of Olive Garden from 1994 to 2002, he led a brand renaissance that transformed Olive Garden from a struggling company in serious decline to one of the most successful casual dining restaurants in the world, and a business that is currently the largest and most valuable part of Darden's portfolio of brands.
- During Mr. Blum's tenure at Darden, the Company's stock price outperformed the S&P 500 by more than 100%, and Olive Garden achieved 29 consecutive quarters of same-restaurant-sales increases, increased average annual sales per restaurant from approximately $2.5 million to $4 million, and significantly increased overall profits.
- Mr. Blum served on Darden's Board of Directors for more than 5 years, including as Vice Chairman of the Company.
- He then joined Burger King as CEO to turn around their struggling business, which resulted in a successful IPO in 2006 that achieved an outsized return on the original private equity investment.
- As a senior executive in the cereal division of General Mills, Mr. Blum was responsible for developing and introducing Cinnamon Toast Crunch, Total Raisin Bran, Apple Cinnamon Cheerios, and Basic 4.

Peter A. Feld

- Mr. Feld is a Managing Member and Head of Research of Starboard Value LP, and a member of the Management Committees of Starboard Value GP and Principal GP.
- Mr. Feld has an extensive knowledge of the capital markets and corporate governance practices as a result of his investment and private equity background.
- He serves as a member of the Board of Directors of Tessera Technologies, which develops, invests in, licenses, and delivers innovative miniaturization technologies and products for next-generation electronic devices.
- Previously, he has served as a Director of Unwired Planet (Chairman), Integrated Device Technology, SeaChange International, and CPI Corporation.

Cynthia T. Jamison

- Ms. Jamison brings vast board experience, including her most recent success as Chairman of the Board of Tractor Supply Co., which has outperformed the S&P by over 1,300% since she joined the Board in 2002.
- Ms. Jamison also serves on the board of Office Depot and B&G Foods.
- She has served on five Audit Committees (three as Chair), four Compensation Committees (one as Chair), and three Governance Committees (one as Chair) throughout her career.
- Ms. Jamison has experience as CFO and COO of several public companies.
- She is both a frequent keynote speaker on CFO and boardroom topics, and quoted as a financial/economic "expert" in Forbes, the Wall Street Journal, Newsweek, CFO Magazine, and the Economist.

William H. Lenehan

- Mr. Lenehan has significant expertise in the real estate industry.
- He served as CEO of MI Developments, now named Granite REIT, an owner of net leased industrial and manufacturing real estate, where he was a member of their Strategic Review Committee and was a Director.
- He is Chair of the Investment Committee, Member of the Nominating and Corporate Governance Committee, and a Director of Gramercy Property Trust, a publicly traded industrial and office property net lease REIT.
- He is Chair of the Corporate Governance Committee, Member of the Audit Committee, and a Director of Stratus Properties, owner of commercial real estate and residential land in Austin, Texas.
- He has assembled, in joint venture with private equity funds and public REITs, nearly 100 triple net leased properties in the last year.
- He was formerly an investment professional at Farallon Capital Management.

Our slate of director nominees is prepared to seamlessly begin executing on a comprehensive turnaround plan for Darden that will seek to put operations on par with well-performing competitors and create substantial value for shareholders.  We have been working diligently with our group of advisors and one of the leading operationally-focused consulting firms to finalize this comprehensive turnaround plan to create substantial value at Darden.  Importantly, our comprehensive plan will also include a 100-day plan outlining the operational actions our nominees would pursue, if elected, during the first 100 days following the Annual Meeting.  We look forward to publicly releasing our comprehensive turnaround plan during the first week of September.  This time frame should allow ample opportunity for shareholders to fully review and appreciate the details of our comprehensive plan prior to the September 30, 2014 Annual Meeting date.

Darden recently announced that Chairman and CEO Clarence Otis will be stepping down upon the earlier of the appointment of his successor or December 31, 2014.  We believe Mr. Otis leaving represents just one step in the transformation that is urgently needed at Darden, and that the Company still requires a major overhaul at the Board level.  The Company has indicated that it expects “an expeditious search process” for the next CEO.  We hope that the Board does not rush to appoint a successor during the pendency of this election contest.  We believe that this all-important decision should be left to the new Board that is elected at the Annual Meeting.  Our nominees, if elected, are committed to undertaking a robust process to vet both internal and external talent in order to find a truly great, transformational, operationally-focused restaurant leader.  If Mr. Otis steps down prior to the appointment of his successor and before the end of the calendar year, we believe that certain of our director nominees, as well as certain senior officers of the Company, could step in as CEO on an interim basis, however, we have not made any specific determinations at this time.

It is not every day that shareholders are asked to replace an existing board of directors.  But it is not every day that a board of directors so blatantly and defiantly ignores a clear shareholder directive involving the delivery of written requests from a substantial majority of its shareholders for a special meeting to discuss an important transaction.  It is also not every day that a board of directors unilaterally chooses to enter into a value-destructive transaction, yet does not believe that it did anything wrong.

The egregious corporate governance practices, violations of shareholder trust, and dramatic underperformance at Darden are unlike any we have ever seen at other public companies.  We often work with boards and management teams who understand that shareholders are the true owners of the Company, who place a priority on the creation of shareholder value, and who work diligently to deliver this value.  The unashamed and stubborn manner in which this Board so wrongly ignored the will of its shareholders further demonstrated to us that this Board will not take the views of its shareholders seriously.  It is time for this Board to be held accountable for its actions, and for a new board of directors to be put in place with a commitment to substantially improve Darden for the benefit of all shareholders.

We hope that you share our excitement about the prospect of a bright, new future for Darden under the direction of a newly constituted and extraordinarily capable board of directors.  We believe that shareholders have suffered long enough at Darden.  Fortunately, shareholders finally have the opportunity to choose a much better alternative at the Annual Meeting.  By voting the enclosed WHITE proxy card, you will be helping to elect a highly-qualified slate of restaurant industry veterans, real estate experts, and corporate governance stewards who are fully committed to take Darden in a new and dramatically improved direction.

The Company has nominated candidates for only nine of the twelve Board seats that are up for election at the Annual Meeting.  We question the decision by the current Board to leave three seats to be automatically filled by our director nominees.  We do not believe that such token Board change is sufficient given the depth of the value destruction and the poor corporate governance that we believe this Board has overseen.  The Company may try to argue that we are seeking a level of Board representation that is disproportionate to our 8.8% ownership interest in the Company.  It is important to understand, however, that this election is not about Starboard versus the current Board.  This election is about what is best for the Company and its shareholders.  We strongly believe that anything short of a majority change in the Board at the Annual Meeting will be wholly insufficient to drive the level of change that we believe is required to improve value and performance at Darden.  We have nominated only two Starboard representatives on our twelve-person slate.  We have otherwise gone to great lengths to identify ten unaffiliated director candidates who are independent-thinking business leaders with highly relevant experience and credentials.  Therefore, while the election of a majority of our director candidates may be sufficient to ensure that the changes we are seeking are implemented at Darden following the Annual Meeting, we have nevertheless nominated a full slate because we believe that each of the director nominees that we have identified is more qualified than the Company’s nominees and that each will bring specific skills and experiences that are directly relevant to different aspects of Darden’s business and current challenges.  We believe shareholders deserve to have the best possible Board, one through twelve.  It is important to note that since the Company has left three open seats to be automatically filled by our director nominees, any shareholder who wishes to specifically select any of our director nominees to fill one or more of these seats can only do so by voting on our WHITE proxy card.

Each of our director nominees is committed to the implementation of our comprehensive turnaround plan for Darden.  Therefore, in the event that our director nominees comprise a majority of the Board following the Annual Meeting, we expect that the Board will implement our comprehensive turnaround plan for Darden.  While we have confidence that our director nominees’ plans for Darden will put the Company on the right path towards substantial shareholder value creation, there can be no assurance that the implementation of our comprehensive turnaround plan will ultimately enhance shareholder value.  In the event that our director nominees comprise less than a majority of the Board following the Annual Meeting, there can be no assurance that any actions or changes proposed by our director nominees, including the implementation of our turnaround plan, will be adopted or supported by the Board.

If all of our nominees are elected, our nominees are willing to add back to the Board up to two incumbent directors.  In this event, our nominees would endeavor to meet with certain of the incumbent directors following the Annual Meeting to determine which ones have the skill sets, experience and perspectives that will best complement the new Board members.  Although we are considering all incumbent directors of the Company, other than those not running for re-election, we have not determined the specific incumbent directors that our nominees would consider adding back to the Board at this time.  Any decision would depend upon not only the credentials of such incumbent directors, but also upon any such incumbent director’s willingness to serve on the Board together with our nominees.  In the event that the Board is expanded following the Annual Meeting, we would expect that Board compensation would be reduced so that the aggregate Board compensation is no more than it is today.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating, and returning the enclosed WHITE proxy card today.  The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the shareholders on or about _________ __, 2014.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating, and returning a later dated proxy or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Starboard Value and Opportunity Master Fund Ltd

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of Starboard’s proxy materials,
please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
(212) 297-0720
Shareholders Call Toll-Free at: (877) 285-5990
E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 21, 2014

2014 ANNUAL MEETING OF SHAREHOLDERS
OF
DARDEN RESTAURANTS, INC.

_________________________

PROXY STATEMENT
OF
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Starboard Value LP (“Starboard Value LP”), Starboard Value and Opportunity Master Fund Ltd (“Starboard V&O Fund”), Starboard Value and Opportunity S LLC (“Starboard S LLC”), Starboard Value and Opportunity C LP (“Starboard C LP”), Starboard Leaders Delta LLC (“Starboard Delta LLC”), Starboard Leaders Fund LP (“Starboard Leaders Fund”), Starboard Value GP LLC (“Starboard Value GP”), Starboard Principal Co LP (“Principal Co”), Starboard Principal Co GP LLC (“Principal GP”), Starboard Value R LP (“Starboard R LP”), Starboard Value R GP LLC (“Starboard R GP”), Starboard Value A LP (“Starboard A LP”), Starboard Value A GP LLC (“Starboard A GP”), Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld (collectively, “Starboard” or “we”) are significant shareholders of Darden Restaurants, Inc., a Florida corporation (“Darden” or the “Company”), who, together with the other participants in this solicitation, beneficially own in the aggregate approximately 8.8% of the outstanding shares of common stock, no par value per share (the “Common Stock”), of the Company.

We are seeking to elect a full slate of nominees to the Company’s Board of Directors (the “Board”) because we believe that wholesale change in the boardroom is required to reverse the many years of poor stock price performance, poor operating performance, and poor corporate governance at Darden and to ensure that the interests of the shareholders, the true owners of Darden, are appropriately represented in the boardroom.  We have nominated a slate of highly qualified and capable candidates with relevant backgrounds and industry experience.  If elected, our nominees will bring fresh perspectives, talented leadership, and responsible oversight in implementing a much-needed turnaround at Darden.  We are seeking your support at the Company’s 2014 Annual Meeting of Shareholders, scheduled to be held at ______________, on Tuesday, September 30, 2014, at _________ a.m., Eastern Daylight Time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect Starboard’s director nominees, Betsy S. Atkins, Margaret Shân Atkins, Jean M. Birch, Bradley D. Blum, Peter A. Feld, James P. Fogarty, Cynthia T. Jamison, William H. Lenehan, Lionel L. Nowell, III, Jeffrey C. Smith, Charles M. Sonsteby, and Alan N. Stillman (each a “Nominee” and, collectively, the “Nominees”) to hold office until the 2015 Annual Meeting of Shareholders (the “2015 Annual Meeting”) and until their respective successors have been duly elected and qualified;

2.	To obtain advisory approval of the Company's executive compensation (the “Say-on-Pay Proposal”);

3.	To ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending May 31, 2015;

4.	To vote on a management proposal to amend the Company’s Bylaws, as amended (the “Bylaws”) to provide for proxy access;

5.	To vote on a shareholder proposal regarding political contributions (the “Political Contribution Proposal”), if properly presented at the Annual Meeting;

6.	To vote on a shareholder proposal regarding lobbying disclosures (the “Lobbying Disclosure Proposal”), if properly presented at the Annual Meeting; and

7.	To transact such other business, if any, as may properly come before the Annual Meeting and any adjournment thereof.

This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed WHITE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees.  See “Voting and Proxy Procedures” on page [__] for additional information.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s nominees.  By nominating only nine director candidates for the twelve seats available at the Annual Meeting, the Company has left three open seats to be automatically filled by our Nominees.  Any shareholder who wishes to specifically select any of our Nominees to fill the three open seats can only do so by voting on our WHITE proxy card.

As of the date hereof, the members of Starboard, its advisors and the Nominees collectively beneficially own 11,652,386 shares of Common Stock (the “Starboard Group Shares”), or approximately 8.8% of the outstanding Common Stock.  While we currently intend to vote all of the Starboard Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees, up to and including the date of the Annual Meeting, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all shareholders.  Consequently, shareholders may not know which of the Company’s director nominees that Starboard votes some or all of the Starboard Group Shares for, if Starboard does in fact vote for some or all of the Company’s director nominees.  We would only intend to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting the Starboard Group Shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders.  If we decide to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees prior to the date of the Annual Meeting, we will file a statement on Schedule 14A on the same day such determination is made in order to notify shareholders accordingly.  Shareholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

The Company has set the close of business on August 11, 2014 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 1000 Darden Center Drive, Orlando, Florida 32837.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were ______ shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY STARBOARD AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH STARBOARD IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

STARBOARD URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our WHITE proxy card are available at

______________________

______________________________

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Starboard urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominees and in accordance with Starboard’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to Starboard, c/o Okapi Partners LLC (“Okapi Partners”) in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our twelve (12) Nominees only on our WHITE proxy card.  So please make certain that the latest dated proxy card you return is the WHITE proxy card.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Shareholders Call Toll-Free at: (877) 285-5990 E-mail: info@okapipartners.com

Background to the Solicitation

The following is a chronology of material events leading up to this proxy solicitation:

•
On December 19, 2013, Darden issued a press release announcing, among other things, that the Board had approved a proposed separation of the Company’s Red Lobster business through a spin-off or sale transaction (the “Red Lobster Separation”).

•
On December 23, 2013, Starboard filed a Schedule 13D with the SEC (the “Schedule 13D”) disclosing a 5.6% interest in Darden.  In the Schedule 13D, Starboard stated, among other things, that it invested in the Company based on Starboard’s belief that Darden is deeply undervalued and represents an attractive investment opportunity and that opportunities exist within the control of management and the Board to take actions that would create significant value for the benefit of all shareholders.  Starboard further stated that it had conducted extensive research on Darden and had reviewed the proposed separation of Red Lobster and believed that the plan outlined by management fell significantly short of the actions required to maximize shareholder value.  Starboard also expressed its belief in the Schedule 13D that there is a significant opportunity to dramatically improve Darden’s operating performance, as well as opportunities to realize substantial value from the Company’s real estate holdings and to explore other strategic options available to Darden to maximize shareholder value.

•	On January 8, 2013, representatives of Starboard had a discussion with certain members of management to gain a better understanding of Darden as well as the proposed separation of Red Lobster.

•
Over the following week, representatives of Starboard worked with Matthew Stroud, Darden’s Vice President of Investor Relations, to schedule a meeting with management at the Company’s headquarters in Orlando, FL.  The meeting was scheduled for January 29, 2014.

•
On January 21, 2014, Starboard delivered a letter to the Company’s Chairman and Chief Executive Officer (“CEO”), Clarence Otis, and the Board expressing its serious concerns with the Red Lobster Separation.

•
On January 29, 2014, representatives of Starboard met with certain members of management at the Company’s headquarters in Orlando, FL to discuss the proposed separation of Red Lobster and the operations of the Company.

•
On February 10, 2014, Starboard delivered a letter to the Company’s Chairman and CEO, Clarence Otis, and the Board reiterating its belief that the Company’s current plan to spin-out or sell Red Lobster is not in the best interests of shareholders.

•
On February 24, 2014, Starboard delivered an open letter to Darden’s shareholders informing them that it filed a preliminary solicitation statement seeking to call a special meeting of Darden’s shareholders (the “Special Meeting”) to provide shareholders with a democratic forum for expressing their views on the Red Lobster Separation.

•
On March 3, 2014, the Company issued a press release announcing the Company’s conference call to investors and an investor presentation prepared by the Company for use during the conference call, which stated, among other things, that Darden remains on track to execute its previously announced plan to separate the Red Lobster business through either a spin-off or a sale of the Red Lobster business and that the sale process is well underway.

•	On March 10, 2014, the Company issued a press release announcing that it filed a Form 10 Registration Statement with the SEC in connection with the proposed separation of Red Lobster.

•	On March 20, 2014, Starboard filed a definitive solicitation statement with the SEC in connection with its solicitation of written requests from Darden’s shareholders to call the Special Meeting.

•
Also, on March 20, 2014, Starboard issued an open letter to Darden shareholders detailing, among other things, the reasons shareholders should support Starboard’s request that Darden call the Special Meeting and urging shareholders to join Starboard’s efforts by submitting their written request cards.

•
On March 31, 2014, Starboard filed an investor presentation (the “Investor Presentation”) outlining in detail, among other things, its serious concerns with the proposed separation of Red Lobster and why it believes the Special Meeting is critical to provide shareholders with a forum to express their views and influence the future of Red Lobster before it is too late.  Starboard also filed a detailed presentation entitled A Primer on Darden’s Real Estate (the “Real Estate Primer”) outlining, among other things, the substantial value intrinsic to Darden’s real estate and a number of highly attractive alternatives for Darden’s real estate assets.

•	On April 1, 2014, Starboard issued a press release disclosing the Investor Presentation and the Real Estate Primer.

•
Also, on April 1, 2014, the Company filed a revocation solicitation statement with the SEC in response to Starboard’s solicitation statement in connection with Starboard’s request that Darden call the Special Meeting.

•
On April 10, 2014, representatives of Starboard met with representatives of Darden’s Board, including Darden’s lead independent director, to discuss the Red Lobster Separation and to request that Darden put any plans to separate Red Lobster on hold to allow time to conduct a new and objective review of more shareholder-friendly alternatives, or at the very least to subject any final Red Lobster transaction to a shareholder vote.

•
On April 11, 2014, Starboard issued a press release disclosing that Glass Lewis & Co., LLC (“Glass Lewis”), a leading independent proxy voting advisory firm, had recommended that Darden shareholders consent on Starboard's WHITE request card to support Starboard's solicitation to call the Special Meeting.

•
Also, on April 11, 2014, Starboard issued a press release disclosing that Institutional Shareholder Services (“ISS”), a leading independent proxy voting advisory firm, had also recommended that Darden shareholders consent on Starboard's WHITE request card to support Starboard's solicitation to call the Special Meeting.

•
Also, on April 11, 2014, Darden issued a statement disclosing its disagreement with Glass Lewis’ and ISS’ recommendations to Darden shareholders and advised Darden shareholders not to consent on Starboard’s WHITE request card with respect to Starboard’s solicitation to call the Special Meeting.

•
Also, on April 11, 2014, Darden issued a statement disclosing that Egan-Jones Proxy Services had recommended that Darden shareholders revoke on Darden’s blue revocation card and reject Starboard’s efforts to solicit written requests to call the Special Meeting.

•
On April 14, 2014, Starboard issued a press release and statement to Darden shareholders expressing its gratification with both Glass Lewis’ and ISS’ recommendations that Darden shareholders support Starboard’s efforts to call the Special Meeting by consenting on Starboard’s white request card.

•
On April 22, 2014, Starboard delivered a cover letter to Darden’s Secretary together with written requests from the holders of 73,233,321 shares of Common Stock, representing approximately 55.5% of the outstanding shares of Common Stock as of the March 20, 2014 record date for the Special Meeting solicitation.

•
On April 25, 2014, Starboard delivered a supplemental cover letter to Darden’s Secretary together with written requests from the holders of an additional 2,210,867 shares of Common Stock, meaning Starboard had delivered written requests representing an aggregate of 75,444,188 shares of Common Stock, representing approximately 57.2% of the outstanding shares of Common Stock as of the March 20, 2014 record date for the Special Meeting solicitation.  As Starboard explained in several subsequent letters, the holders of approximately 57% of shares outstanding that delivered written requests represent approximately 80% of the shares realistically available to vote on such a matter.

•
On April 29, 2014, representatives of Starboard met with certain members of management at the Barclays Retail and Consumer Discretionary Conference in New York, NY to discuss the operations of the Company as it relates to the Company’s announced objectives for Olive Garden and Red Lobster.

•
On May 2, 2014, IVS Associates, Inc. (“IVS”) released preliminary voting results disclosing that Starboard had delivered written requests representing an aggregate of 74,638,027 shares of Common Stock, representing approximately 56.6% of the outstanding shares of Common Stock as of the March 20, 2014 record date for the Special Meeting solicitation.

•
Also, on May 2, 2014, Starboard filed a preliminary proxy statement with the SEC in connection with its solicitation of votes from Darden shareholders for the Special Meeting to approve a non-binding proposal regarding the Red Lobster Separation.

•
Also, on May 2, 2014, Starboard delivered a letter to the Board urging the Company to hold the Special Meeting immediately and without unnecessary delay in light of Starboard’s delivery of written requests to the Company from the holders of approximately 57% of Darden’s outstanding shares of Common Stock, well in excess of the 50% required to call the Special Meeting, which was certified by IVS in its preliminary voting report.

•
Also, on May 2, 2014, Starboard issued a press release regarding the May 2nd letter to the Board and IVS’ preliminary voting report confirming that Starboard delivered valid written requests to call the Special Meeting as well as Starboard’s filing of preliminary proxy materials for the upcoming Special Meeting.

•
On May 6, 2014, Darden issued a press release confirming receipt of IVS’ certification regarding Starboard’s solicitation to call the Special Meeting.  In the press release, Darden stated that it will announce details regarding the Special Meeting as it deems appropriate.

•
On May 7, 2014, Starboard delivered a letter to the Board following the final certification by IVS of valid written requests delivered by Starboard to call the Special Meeting from the holders of approximately 57% of the Company’s outstanding shares.   In the letter, Starboard called on the Board to stop wasting time and to take this extraordinary shareholder action seriously by immediately providing notice of the Special Meeting without further undue delay.

•
Also on May 7, 2014, Starboard issued a press release regarding its delivery of the May 7th letter to the Board and IVS’ certified, final voting report confirming that Darden shareholders validly requested the calling of the Special Meeting.

•
On May 14, 2014, Starboard delivered a letter to the Board following statements made by Matthew Stroud, Darden's VP, Investor Relations, to a group of shareholders that the Company is on a timetable to complete a sale or spin-off of Red Lobster in June or July. In the letter, Starboard noted that Mr. Stroud also informed such shareholders that the Company believes it can delay calling the Special Meeting as far as 60 days from the date of certification of the written requests, and that it is not required to hold the Special Meeting thereafter for an additional 60 days, which Starboard noted is inconsistent with Florida law, which clearly provides that the initial 60 days to call the Special Meeting starts when the written requests are delivered, not certified.  Starboard further stated in the letter that it is disturbed that Darden seems more intent on discussing how it can delay the Special Meeting rather than taking the steps required to hold the Special Meeting and that if the Company intends to announce a Red Lobster transaction prior to the Special Meeting, that the Board should make such transaction subject to shareholder approval.

•
Also on May 14, 2014, Starboard issued a press release regarding the May 14th letter to the Board.  In the press release, Starboard highlighted its concerns, among others, with the Company’s statement that the timetable to complete a Red Lobster sale or spin-off is June or July, which Starboard viewed as a transparent strategy to disenfranchise shareholders by delaying the Special Meeting as long as possible and forcing through a Red Lobster sale or spin-off prior to allowing shareholders to voice their opinions.

•
On May 16, 2014, Darden announced that it had entered into a definitive agreement to sell its Red Lobster business and real estate assets for approximately $1.6 billion in net proceeds (the “Red Lobster Sale”) to Golden Gate Capital (“Golden Gate”).  Darden also released a related investor presentation on May 16, 2014 regarding the Red Lobster Sale, but did not schedule a conference call with investors and analysts to answer questions regarding the transaction.

•
On May 22, 2014, Starboard delivered a letter to Darden’s Secretary (the “Nomination Letter”) nominating Betsy S. Atkins, Margaret Shân Atkins, Jean M. Birch, Bradley D. Blum, Peter A. Feld, James P. Fogarty, Cynthia T. Jamison, William H. Lenehan, Lionel L. Nowell, III, Jeffrey C. Smith, Charles M. Sonsteby, and Alan N. Stillman, for election to the Board at the Annual Meeting.  In the Nomination Letter, Starboard stated that it believes that the terms of twelve (12) directors currently serving on the Board expire at the Annual Meeting.  Depending on certain factors, including the total number of directors up for election at the Annual Meeting and the Company’s financial and operational performance, Starboard reserved the right to either withdraw certain or all of its Nominees or to nominate additional nominees for election to the Board at the Annual Meeting.

•
Also on May 22, 2014, Starboard delivered an open letter to shareholders of Darden expressing, among other things, why substantial change to the Board is required at this time.  In the letter, Starboard expressed its dismay that the Board has essentially “given away” Red Lobster in what Starboard believes was a value-destructive transaction without shareholder approval, and condemned the Board for ignoring Starboard’s Special Meeting request, violating a clear shareholder directive calling for a forum for shareholder input on the Red Lobster Separation, and disenfranchising shareholders.  Starboard further stated that while it has been clear for some time that some level of change would be required at Darden to increase and protect value for shareholders as a result of years of poor performance and poor governance, the apparent self-serving and value destructive sale of Red Lobster has made it clear that the Board must be reconstituted at this time.  In addition, Starboard identified significant opportunities to unlock substantial value at Darden in the letter.  Starboard also issued a press release on May 22, 2014 disclosing its nomination of a slate of twelve (12) highly qualified director candidates for election to the Board at the Annual Meeting and its delivery of the May 22nd letter to Darden shareholders.

•	On May 30, 2014, Darden filed a preliminary proxy statement with the SEC for the Special Meeting.

•
On June 2, 2014, Starboard issued a press release announcing its delivery of a private letter to the Board withdrawing its Special Meeting request delivered to Darden’s Secretary on April 22, 2014 and condemning the Board for rendering the Special Meeting moot by entering into a binding contract to sell Red Lobster that does not require shareholder approval.  Starboard questioned how the Board, after committing to address the Special Meeting request “as appropriate” could deem the appropriate time to hold the meeting to be after the Board had signed a binding contract irrevocably committing the Board to ignore the results of the Special Meeting.

•
On June 5, 2014, Starboard delivered to Darden at its principal place of business a letter, under oath, demanding inspection of certain of the Company's books and records pursuant to Section 607.1602 of the Florida Business Corporations Act (the “June 5 Demand”).  Starboard’s purposes for the June 5 Demand are:  (1) to investigate potential mismanagement, wrongdoing and/or waste of corporate assets in connection with the sale of Red Lobster; and (2) to evaluate proceeding with a proxy contest and preparing proxy materials in support of its nominees for election to the Board.  The June 5 Demand included a series of requests for certain books and records relating directly to Starboard’s two stated purposes for investigating potential mismanagement and evaluating a potential proxy contest.

•
On June 12, 2014, Darden’s counsel sent Starboard’s counsel a letter contesting the propriety of Starboard’s stated purposes for seeking books and records and asserting that Starboard’s requests were neither directly connected to its stated purposes nor described with reasonable particularity.

•
On June 19, 2014, Starboard’s counsel sent a letter responding to Darden’s counsel (the “June 19 Demand”), reaffirming the propriety of Starboard’s stated purposes and the June 5 Demand’s satisfaction of all of the other requirements of Section 607.1602.  In the June 19 Demand, Starboard also voluntarily narrowed its specific books and records requests in an effort to reach a resolution.

•
After delivery of the June 19 Demand, counsel to Darden and Starboard commenced negotiations regarding the scope of the categories of documents to be produced by Darden and the restrictions to be applied to Starboard’s use of such documents.   Although Darden and Starboard were able to reach a preliminary agreement over the scope of some of the production, Darden was not willing to accept reasonable terms regarding confidentiality restrictions.  Specifically, Darden proposed that Starboard must not only keep the books and records themselves confidential and not disclose them, but also insisted that Starboard could not express any “opinions, conclusions, views, or perspectives” derived from the produced books and records.  Thus, Darden attempted to condition any production of books and records on Starboard’s agreement not to express any view or opinion informed by or derived in any way from any produced books and records.  Starboard’s counsel informed Starboard that such an unreasonable condition could put Starboard in the position of being unable to satisfy its disclosure obligations under the federal securities laws.

•
On July 1, 2014, representatives of Starboard met with Darden’s lead independent director to discuss the value destruction that Starboard believes has resulted from the Red Lobster Sale and the remaining opportunities to create value at Darden.

•	On July 7, 2014, representatives of Starboard met with the Company’s President and Chief Operating Officer in Winter Park, Florida for lunch at the newly remodeled Olive Garden restaurant.

•
On July 15, 2014, Starboard issued a press release announcing that it had delivered a letter to the Board.  In the letter, Starboard highlighted the need for a new direction and new leadership at the Company.  Starboard condemned the Board for the recent value destruction at Darden that Starboard believes resulted from the sale of Red Lobster.  Starboard stated in the letter its belief that the sale of Red Lobster is the latest in a string of bad decisions by management and the Board that Starboard believes have led to the Company’s massive stock price underperformance relative to its peers over the past five years.  Starboard concluded the letter by urging the Board to allow Starboard’s highly qualified slate of restaurant industry veterans, real estate experts, and corporate governance stewards to begin to take Darden in a new and dramatically improved direction without unnecessary delay.

•
On July 23, 2014, Starboard Value LP and its affiliates filed a Complaint in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida against the Company seeking an order directing Darden to permit Starboard to inspect and make copies of the documents sought in the June 19 Demand pursuant to Section 607.1604 of the Florida Business Corporations Act. Despite Starboard’s efforts to negotiate confidentiality terms in good faith, the Company refused to provide any of the requested books and records, and Starboard filed the Complaint seeking to enforce its inspection rights under Florida law.  Starboard also filed an accompanying Motion Seeking An Expedited Order Permitting Inspection and Copying of Corporate Books and Records.

•
On July 24, 2014, the Board approved a resolution approving and nominating Starboard’s director nominees for election to the Board for the limited purposes of the definitions of “Change in Control,” “Change of Control” and/or “Continuing Directors” under the Company's outstanding debt agreements, including the Company's revolving credit facility, term loan agreement and notes, as applicable.

•	On July 28, 2014, Starboard filed its preliminary proxy statement on Form PREC14A in connection with the Annual Meeting.

•
On July 28, 2014, the Company announced that Clarence Otis, Jr. will be stepping down as Chairman of the Board and CEO of the Company. Mr. Otis agreed to continue serving as CEO of the Company until the earlier of the appointment of his successor or December 31, 2014. Mr. Otis will remain a director of the Company, but will not stand for reelection at the Annual Meeting.   In connection with Mr. Otis’ resignation, the Company also announced that the Board appointed Charles A. Ledsinger, Jr., as Independent Non-Executive Chairman of the Board and that Darden has amended its corporate governance policies to provide for the separation of the Chairman and CEO roles.  In addition, the Company announced that David Hughes, a current member of the Board, informed the Board that he will not stand for re-election at the Annual Meeting but will continue to serve as a director of the Company until the Annual Meeting.  The Company also announced that it expects to nominate a slate of nine directors for the available twelve seats at the Annual Meeting.

•
On July 29, 2014, Starboard issued a statement and press release in response to Darden’s announcement that Mr. Otis will be stepping down as Chairman and CEO of the Company and that the Company is running a reduced slate of nine (9) director nominees for twelve (12) seats at the Annual Meeting.  In the press release, Starboard expressed its belief, among other things, that Mr. Otis leaving represents just one step in the transformation that is urgently needed at Darden, and that the Company still requires a major overhaul at the Board level.

•	On July 31, 2014, the Company erroneously filed its preliminary proxy statement on form DEF 14A in connection with the Annual Meeting.

•
On August 4, 2014, the Company issued a press release entitled “Darden Files Presentation Regarding Red Lobster Divestiture and Issues Open Letter to Shareholders” and an investor presentation entitled “Update on Successful Red Lobster Sale Process.”

•	Also, on August 4, 2014, the Company filed its preliminary proxy statement on form PREC 14A in connection with the Annual Meeting.

•
Also, on August 4, 2014, the Company filed its opposition to Starboard’s Motion Seeking An Expedited Order Permitting Inspection and Copying of Corporate Books and Records.  Among other things, the Company’s opposition reiterated its earlier position that Starboard’s purposes in demanding inspection of the Company’s books and records are not proper.

•
On August 5, 2014, Starboard issued a statement and press release responding to what it believes to be the Company’s latest misleading statements.  In the press release, Starboard, among other things, affirmed its commitment to sustaining and enhancing the Company’s $2.20 annual dividend and investment-grade rating, which Darden had erroneously claimed Starboard would not support.

•
On August 7, 2014, Starboard filed its Reply in Further Support of its Motion Seeking An Expedited Order Permitting Inspection and Copying of Corporate Books and Records.  The Motion is now fully submitted and the Court will hear argument on the Motion on August 14, 2014.

•
On August 14, 2014, the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida granted Starboard's Motion Seeking An Expedited Order Permitting Inspection and Copying of Corporate Books and Records directing Darden to provide Starboard with books and records relating to, among other things, the Red Lobster Sale, Darden's March 2014 Bylaw amendments, and Darden's failure to hold the Special Meeting prior to agreeing to sell Red Lobster.

•	Also, on August 14, 2014, Starboard filed amendment no. 1 to its preliminary proxy statement on Form PRRN14A.

•	On August 18, 2014, Darden filed amendment no. 1 to its preliminary proxy statement on Form PRER14A.

REASONS FOR THE SOLICITATION

WE BELIEVE THE CURRENT BOARD HAS DISRESPECTED THE BEST INTERESTS OF SHAREHOLDERS – IT IS TIME FOR SUBSTANTIAL CHANGE AT DARDEN

  For far too long, the current Board has presided over an extended period of poor stock price performance, poor operating performance, and poor corporate governance.  Further, the current Board also lacks meaningful restaurant operating experience.

While it has been clear for some time that some level of change would be required at Darden to increase and protect value for shareholders, the egregious corporate governance practices and recent value destruction that we believe resulted from the Red Lobster Sale, which the Board forced through in direct conflict with the principle of corporate democracy, made it absolutely clear to us that the majority of Darden’s current directors must be replaced at the Annual Meeting.  We believe shareholders deserve a board of directors who collectively possess the objectivity, perspective, and qualifications to make decisions that are in the best interests of shareholders, and whom they can trust to lead a turnaround at Darden.  With the right leadership in place, we believe Darden will once again be able to create substantial value for shareholders.

We have nominated a slate of twelve (12) highly qualified director candidates for election to the Board at the Annual Meeting.  Our Nominees were carefully selected and possess diverse skill sets in areas directly relevant to Darden’s business, its current challenges, and its opportunities.  Our Nominees collectively bring decades of restaurant experience, a proven ability to execute, financial acumen, and an unequivocal commitment to respect and represent the best interests of all shareholders.  We believe that our Nominees, if elected, are fully capable of bringing about the much-needed change that is required at Darden.

WE BELIEVE IT IS TIME FOR THE BOARD TO BE HELD ACCOUNTABLE FOR YEARS OF POOR PERFORMANCE, EGREGIOUS CORPORATE GOVERNANCE, AND SUBSTANTIAL SHAREHOLDER VALUE DESTRUCTION

Darden’s Stock Price and Operating Performance Have Significantly Underperformed Peers

Darden’s stock has significantly underperformed peers over an extended period of time.  As displayed in the chart below, in the five years prior to our filing of proxy materials for the solicitation of written requests, Darden has underperformed its closest direct competitors and its proxy peer group by approximately 300%.

As we detailed in our investor presentation dated March 31, 2014 (available at http://tinyurl.com/March31-Investor-Presentation) (the “Investor Presentation”), Darden’s top- and bottom-line performance has significantly trailed peers.  Same-store-sales for each of Darden’s largest concepts, Olive Garden and Red Lobster, have declined significantly, and management’s strategy of increasing price to offset traffic declines has only exacerbated the problem.

Further, despite Darden’s inherent advantages of industry-leading average unit volumes (AUV) and scale, Darden’s margins are well below peers, as demonstrated in the chart below.

Source: Company filings, Capital IQ, company presentations and Green Street Advisors.
Note: Assumes $27.10/rent per square foot for owned properties and $10.65/rent per square foot for ground leased properties.
If adjusted for franchised stores, assuming a 40% margin on franchised revenue, the median EBITDA margin equals 10.3% and the average equals 9.9%
*Denotes at leased 20% franchised properties.
(1) BWLD leases the land and building for all sites or utilizes ground leases, but does not specify the number of ground leases, no adjustment has been made.
(2) Assumes $65.00/rent per sq. for single owned property.

We believe the Company’s recent operating results demonstrate that management and the Board are not executing and lack the skill and understanding to improve the operating performance at Darden.  However, we also believe this underperformance is addressable and highlights an important opportunity for value creation at Darden, as we believe a more capable team will be able to close the gap between Darden and peers, positioning Darden as the industry leader in performance, not just in size.

WE BELIEVE THE RED LOBSTER SALE REPRESENTS A SUBSTANTIAL DESTRUCTION OF SHAREHOLDER VALUE

The Board Stubbornly Proceeded with the Red Lobster Sale in One of the Most Egregious Violations of Shareholder Trust we Have Ever Seen

On May 16, 2014, Darden announced the Red Lobster Sale, in which Darden’s Red Lobster operating business and real estate assets would be sold to Golden Gate for gross proceeds of approximately $2.1 billion and net proceeds of $1.6 billion, after taxes.  Golden Gate concurrently signed an agreement to sell Red Lobster’s real estate to American Realty Capital Properties, Inc. for $1.5 billion.  As we have previously demonstrated, we believe that Darden could have realized this $1.5 billion in real estate value on a tax-free basis, which implies that the net proceeds to Darden represent just $100 million in value for Red Lobster’s operating business, or less than 1x EBITDA, before debt breakage and transaction costs.  We believe that the transaction both destroyed substantial shareholder value and contradicted a clear directive from shareholders calling for the Special Meeting to be held as a forum for shareholder input on the Red Lobster Separation through a vote on a non-binding resolution urging the Board not to approve any agreement or transaction involving Red Lobster prior to the Annual Meeting unless such agreement or transaction would require shareholder approval.  In the two months following this announcement, Darden’s stock price declined by approximately 11% and underperformed peers by 15%.

Source: Capital IQ.
As of July 27, 2014, adjusted for dividends.
Proxy Group consists of companies used in the Company’s proxy statement to set executive compensation.
Closest Direct Peers includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE, and DFRG.

We believe that this relative performance represents a destruction of over $1 billion in total shareholder value,2 and was just the latest in a string of awful decision-making under the leadership of the current management team and Board.

We believe this destruction of value was entirely avoidable.  We asked the Board to pause and reconsider its plan.  A substantial majority of shareholders joined us in asking the Board to pause and reconsider its plan.  In fact, the 57% of outstanding shares that delivered written requests to hold the Special Meeting represented approximately 80% of the shares realistically available to vote on such a matter, an overwhelming show of concern about management’s proposed plan to sell Red Lobster.  The Board chose to ignore all of us and, instead, decided unilaterally to sell Red Lobster at, what we believe was, a fire sale price.  All the Board needed to do to avoid this outcome was to simply listen to its shareholders and either pause the process to sell Red Lobster or agree to make any final transaction subject to a shareholder vote.  Instead, the Board chose to stubbornly ignore shareholders and, as predicted, the Board’s decision resulted in what we believe to be a destruction of substantial value.  As ISS explained:

In April, Starboard delivered written consents from a majority of outstanding shares supporting its request for a special meeting. Several weeks later, however, the board – acting within its purview but with clear disregard for the strong mandate shareholders had already provided through the written consent process – announced it had agreed to sell Red Lobster to Golden Gate Capital for $2.1 billion in cash. The transaction would not be subject to a shareholder vote.

In one of the most effectively-titled research notes in the history of sell-side research, the equity analyst at Janney Montgomery Scott deftly captured in 6 words the reaction of many observers: "Who Knew Lobsters Had Middle Fingers?"3

As discussed above, we believe the Red Lobster Sale generated virtually no value to Darden shareholders for the operating business of Red Lobster.  Even after adding in rent expense, and despite a temporary trough due largely to substantial one-time costs, including inflated shrimp prices, Red Lobster is an iconic brand with $2.5 billion in sales and $108 million in EBITDA.  In fact, now that Darden has disclosed the debt breakage costs and transaction fees associated with the deal, it appears that the actual net proceeds for the operating business approximate zero.

2Calculated as the decline in Darden’s market cap compared to its Proxy Group.  While other general factors could impact stock price performance, we believe this underperformance is directly attributable to the Red Lobster Sale and the market’s lack of confidence in Darden’s current leadership.
3Institution Shareholder Services 2014 Mid-Year Activism Review, July 8, 2014.

Source: Company filings.
(1) As demonstrated in our real estate primer, A Primer on Darden’s Real Estate released on 3/31/2014, we believe this value could be realized on an after-tax basis through a variety of options.
(2) Assumes debt breakage costs of $0.39 per share, per management’s statement on its Q4 2014 earnings call, and 35% tax rate.
(3) Pro-forma operating EBITDA assumes Red Lobster LTM EBITDA of $227 million less assumed rental income of $119 million.

Since, as shown above, we believe Darden received essentially no value for the Red Lobster operating business, it should not be surprising that Darden’s stock has lost substantial value relative to peers since the announcement of the Red Lobster Sale.  This result should have been easy for the Board to foresee, given the valuation that we previously released for Red Lobster’s operating business and real estate assets in our March 31, 2014 Investor Presentation.  We outlined why Red Lobster’s operating business and real estate assets were worth at least $2.4 billion to shareholders (on an after-tax basis), even before taking into account the substantial opportunity for improvement in Red Lobster’s earnings.4  Therefore, by choosing to sell Red Lobster for net proceeds of just $1.6 billion (before transaction costs and debt breakage), it should have been clear to the Board that a minimum of $800 million in shareholder value would be destroyed.  Moreover, given the opportunities that we believe were readily available for improvement in Red Lobster’s earnings, the value destruction relative to the true value of Red Lobster inside of Darden was likely well over $1 billion – approximately in line with the $1 billion in market value that Darden’s stock has lost relative to peers.  It is highly concerning that the Board made this decision when it should have known full-well the value that would be destroyed.  As we explain below, we believe this decision was driven at least in part by recent changes in how management is compensated that would have made it difficult for management to achieve their bonus targets without divesting Red Lobster on an accelerated timeline.

4Please see slide 14 of our Investor Presentation dated March 31, 2014 (available at http://tinyurl.com/March31 Investor-Presentation), in which we lay out the value of Red Lobster’s operating business and real estate of approximately $850 million and $1.5 billion, respectively, or $2.4 billion in total.  As we demonstrated in detail in our accompanying real estate presentation (the “Real Estate Presentation”) (available at http://tinyurl.com/Primer-On-Darden-Real-Estate), we believe Darden could have realized the value of the real estate tax-free through a number of alternatives.  The minimum value of the operating business could also have been realized through a tax-free spin-off, or, as we recommended, simply keeping the operating businesses inside of Darden.  The valuations referenced in the Real Estate Presentation are estimates and, therefore, there can be no assurance that such estimates are reflective of actual realizable value.  While there could be additional information regarding Darden’s real estate assets that could alter the valuations referenced in the Real Estate Presentation, Starboard strongly believes that the assumptions used in such valuations are conservative, and that the incorporation of any such additional data would likely to lead to a higher valuation range.

This marks a truly disastrous end to Darden’s ownership of its first iconic brand.  Darden’s ownership of Red Lobster deserved a better ending and, more importantly, we, as shareholders, deserved far better performance from our Board.

Darden’s Record of Capital Allocation is Unacceptable

We believe Darden’s record of capital allocation under the current Board is one of unchecked spending for top-line growth combined with abandonment of valuable assets that management does not have the skill to turn around.  On the one hand, Darden has a history of acquiring brands at inflated prices, including RARE Hospitality, which was acquired for more than 11x EBITDA at the peak of the market in 2007, and Yard House, which was acquired for more than 20x EBITDA despite decelerating growth prospects.5  On the other hand, Darden appears to have a predisposition to dispose of troubled concepts at rock bottom prices, such as Smokey Bones, which was sold for just $80 million6 after Darden invested more than $400 million7 in new stores since Mr. Otis was named President.  Now, unfortunately, Darden has done the same thing with Red Lobster, disposing of it in a transaction that we believe generated essentially no net proceeds to Darden shareholders for Red Lobster’s operating business.

In addition, the Company persisted with excessive capital spending on new units at both Red Lobster and Olive Garden long after it became clear that same-store-sales were decelerating and investors and sell-side analysts started asking management to slow new unit growth.  In total, since Clarence Otis was named CEO in 2004, Darden has spent approximately $6.1 billion – or $46.50 per Darden share, [more than] the entire market capitalization of Darden – on capital expenditures and acquisitions.

5Transaction multiples based on the latest twelve month historical period, per CapitalIQ.  Note that for Yard House, this is for calendar year 2011.  At the time of the announcement, management claimed that the “pro forma” 2013 acquisition multiple, including tax benefits, would be approximately 12.5x, but it is not clear that Yard House ever achieved the results assumed in this projection.
6Sold to Sun Capital Partners on December 4, 2007 for $80 million, per Orlando Sentinel.
7Company filings. Disclosed amount invested per store of $3.49m, $3.45m, and $3.66m for 2004, 2005, and 2006, respectively. Assumed $3.0m invested per store for stores opened from 2002-2003.

As we discussed in our Investor Presentation dated March 31, 2014 (available at http://tinyurl.com/March31 Investor-Presentation), we believe this poor capital allocation was the direct result of poor corporate governance at the Board level, including shareholder-unfriendly compensation practices that incentivized management to pursue growth at the expense of return on capital and shareholder value.

In its 2013 Proxy Report, Glass Lewis notes:

“The Company has been deficient in linking executive pay to corporate performance…[and] Shareholders should be concerned with this disconnect…Overall, the Company paid more than its peers, but performed moderately worse than its peers.”

Darden’s Performance under the Current Board Has Been Abysmal

When compared to peers on almost any metric – stock price performance, operating performance, or return on capital – Darden’s results have been abysmal.  Despite this terrible track record, management has been paid at the top of its peer group, demonstrating extremely poor pay-for-performance.  It is also quite possible that compensation played a large role in the motivation for the sale of Red Lobster.  It is worth noting that around the same time as the Company’s announcement of its plan to separate Red Lobster, the Company announced a shift in compensation practices from a compensation plan based on total revenue growth and total EPS growth to one based on same-store-sales and free cash flow.  We believe Red Lobster’s declining same-store-sales would have significantly hurt management’s ability to reach its compensation targets under this new plan.

SUBSTANTIAL OPPORTUNITIES EXIST AT DARDEN TO CREATE VALUE FOR SHAREHOLDERS

We Believe the Current Board Has Proven Time and Again That It Cannot Be Trusted to Act in the Best Interests of Shareholders

There is a Better Way

We Have Nominated a Slate of Highly Qualified Directors Who We Believe Can Absolutely Be Trusted to Represent Shareholders’ Best Interests

We believe the Red Lobster Sale was unquestionably a bad deal for shareholders; however, the value inherent in Red Lobster was just one element of the tremendous opportunity we see at Darden.  We believe a unique opportunity still exists to unlock substantial value at Darden.  We have been working diligently with our Nominees, our group of advisors, and one of the leading operationally-focused consulting firms to finalize a comprehensive turnaround plan to create substantial value at Darden.  Our Nominees, if elected, are prepared to seamlessly begin executing on this comprehensive turnaround plan for Darden that will seek to put operations on par with well-performing competitors and create substantial value for shareholders.  Importantly, our comprehensive plan will also include a 100-day plan outlining the operational actions our Nominees would pursue, if elected, during the first 100 days following the Annual Meeting.

We look forward to publicly releasing our comprehensive turnaround plan during the first week of September.  This time frame should allow ample opportunity for shareholders to fully review and appreciate the details of our comprehensive plan in advance of the September 30, 2014 Annual Meeting date.

It Is Time for New Leadership at Darden

Darden recently announced that Chairman and CEO Clarence Otis will be stepping down upon the earlier of the appointment of his successor or December 31, 2014.  The Company has indicated that it expects “an expeditious search process” for the next CEO.  We hope that the Board does not rush to appoint a successor during the pendency of this election contest.  We believe that this all-important decision should be left to the new Board that is elected at the Annual Meeting.  Our Nominees, if elected, are committed to undertaking a robust process to vet both internal and external talent in order to find a truly great, transformational, operationally-focused restaurant leader.  If Mr. Otis steps down prior to the appointment of his successor and before the end of the calendar year, we believe that certain of our director Nominees, as well as certain senior officers of the Company, could step in as CEO on an interim basis, however, we have not made any specific determinations at this time.

Mr. Otis leaving represents just one step in the transformation that is urgently needed at Darden, and that the Company still requires a major overhaul at the Board level.  We believe the current Board lacks the objectivity and perspective needed to make decisions that are in the best interests of Darden shareholders.  We also believe the current Board lacks meaningful restaurant operating experience.  We have therefore carefully selected twelve (12) highly qualified director candidates with a unique set of complementary skills and perspectives directly relevant to Darden's business and current challenges, including experienced restaurant operators with expertise in Darden's major business lines, and experts in real estate, finance, turnarounds, supply chain, and, critically, effective public company governance and compensation programs.  Importantly, these directors will commit to fairly and objectively representing the best interests of all shareholders.

Included among our group of directors and advisors are several executives with direct experience leading Darden’s most important concepts and overseeing similar turnarounds at competing casual dining companies.  For example, one of our Nominees, Bradley D. Blum, along with our advisor Robert Mock, previously turned around Darden’s Olive Garden concept at a time when many questioned the brand’s relevance and future.  The last time Olive Garden struggled, they transformed Olive Garden from a challenged chain with substantially negative same-store-sales into a highly profitable, industry-leading concept that experienced 29 (twenty-nine) consecutive quarters of same-store-sales increases.  Under their watch Average Unit Volume (AUV) grew from approximately $2.5 million to $4 million.

Separately, while at Brinker International, Inc., one of our other Nominees, Charles M. Sonsteby, oversaw a company with many of the same challenges that Darden faces today, and was instrumental in implementing a plan that included (i) the successful turnaround of its restaurant operations, leading to both improved sales and a more than 300 basis point increase in margins, (ii) divesting non-core brands, (iii) a significantly expanded franchising program both domestically and internationally, and (iv) the monetization of company-owned real estate for the benefit of shareholders.

We believe experiences such as these, along with those of our other Nominees and advisors, will be invaluable to the new Darden board.

We are highly confident that the team of professionals we have proposed for election to the Board at the Annual Meeting will provide the much needed change required to substantially improve Darden’s operations, strategy, and value.

WE BELIEVE THE BOARD HAS A LONG HISTORY OF DISREGARDING SHAREHOLDERS’ CONCERNS AND BEST INTERESTS WHILE MAINTAINING POOR CORPORATE GOVERNANCE PRACTICES

For Years, Darden Has Maintained Shareholder-Unfriendly Corporate Governance Provisions

We believe management's recent shareholder-unfriendly Bylaw changes and poor track record when it comes to shareholder and analyst engagement call into question whether the current Board has been fulfilling its most basic fiduciary duties to shareholders.

For years, Darden has maintained numerous shareholder-unfriendly corporate governance provisions, as evidenced by Institutional Shareholder Services’ (“ISS”), a leading independent proxy voting advisory firm, giving Darden a governance Quickscore of 10, indicating the highest possible governance risk.  Further, Glass Lewis & Co., LLC (“Glass Lewis”), another leading independent proxy voting advisory firm, highlighted Darden’s troubling governance in its recent report in connection with our Special Meeting campaign:

“Darden's portrayal of itself as a company that is strongly committed to shareholder engagement, that welcomes shareholder input and that values the views of shareholders rings somewhat hollow, to our ears, considering the Company's corporate governance policies and its track record of dealing with investors and analysts who have been critical of the Company.”

–	Glass Lewis

Amazingly, ISS gave Darden this rating and Glass Lewis levied this criticism of Darden’s governance even before the Company ignored the shareholder-requested Special Meeting and nevertheless proceeded with the Red Lobster Sale, which we believe resulted in the destruction of substantial shareholder value.

We believe Darden’s recent Bylaw amendments and the Board’s decision to sell Red Lobster before holding the Special Meeting underscore the Company’s disregard for shareholder interests and call into question the Board’s motives.  Perhaps the Board foreshadowed the extreme angst of shareholders upon the Red Lobster Sale announcement when it amended the Bylaws to provide for more stringent nomination notice and business proposal requirements.  In addition, the amended Bylaws remove the ability of shareholders to fill existing vacancies at the next annual or special meeting.  It appears quite clear to us that the Board has taken steps to further entrench itself.  ISS expressed similar concerns regarding Darden’s problematic governance issues, including the recent Bylaw changes:

“On March 19, 2014 the company announced several changes to its bylaws which would ‘update the bylaws to address current market practices.’ However, some of the bylaw changes appear to go beyond modernization, and—in the context of an extant challenge from shareholders—call into question the board’s motivation….the nature of these particular changes, coupled with the last-minute cancelation of its formerly annual 2-day analyst conference in March, may suggest cause for concern to shareholders. At the very least, one has to wonder why the board chose this particular time to ‘modernize’ the bylaws by granting itself powers to obstruct, or otherwise raising defenses against, shareholders who might wish to use the annual meeting to hold directors accountable. This is a particularly resonant question when the board is also arguing that a special meeting to request shareholders be allowed to ratify or reject a major strategic transaction is an ‘unsatisfactory’ approach.”

–	ISS

Shareholders Deserve a Board That Will Address and Respect Shareholder Concerns

We also have serious concerns with Darden’s long history of silencing critics and trying to avoid an active dialogue on the key issues facing the Company.  A recent CNBC article titled Darden Uses Lobster Claws On Critical Analysts chronicles tactics used by Darden to put a muzzle on analysts who provide critical analysis.  The article discusses how analysts from leading sell-side research firms have had access limited to varying degrees following their publication of analysis that did not reflect positively on management, and notes that this practice has been going on for more than a decade and continues to this day.  Further, the New York Post recently published an article titled Darden Accused of Icing out Critics of Red Lobster Spinoff, which states:

“[S]ome investors are protesting that Darden’s idea of ‘direct engagement’ amounts to returning the phone calls of analysts and investors who agree with its strategy while ignoring calls from dissenters. ‘They’ve got a history of only engaging with investors and analysts who are supportive of their views,’ said one Darden shareholder, who declined to give his name for fear of retribution from the company. ‘If the board is so convinced [a Red Lobster spinoff] is such a great idea, then put it to a vote.’”

–	New York Post

We are Concerned with the Board’s Lack of Sufficient Stock Ownership

Collectively, the members of the Board, other than Mr. Otis who is not standing for re-election, beneficially own less than 1% of the outstanding shares of Common Stock, the vast majority of which has been granted to the Board members as part of their director compensation.  In contrast, Starboard itself beneficially owns an aggregate of 11,635,000 shares of Common Stock, or approximately 8.8% of the outstanding shares of Common Stock, and the shareholders that delivered written requests to hold the Special Meeting own 57% of the Common Stock.

We believe the Board’s collective lack of a substantial vested interest in shares of Darden may compromise the Board’s ability to properly evaluate and address the opportunities to enhance shareholder value at Darden with the best interests of shareholders in mind.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of twelve (12) directors, each with terms expiring at the Annual Meeting.  According to the Company’s proxy statement, Senator Mack and Messrs. Hughes and Otis, three of the Company’s current directors, will not stand for reelection at the Annual Meeting, however, the size of the Board shall remain at twelve (12) directors.

Accordingly, we are seeking your support at the Annual Meeting to elect our twelve (12) Nominees, Betsy S. Atkins, Margaret Shân Atkins, Jean M. Birch, Bradley D. Blum, Peter A. Feld, James P. Fogarty, Cynthia T. Jamison, William H. Lenehan, Lionel L. Nowell, III, Jeffrey C. Smith, Charles M. Sonsteby, and Alan N. Stillman.

The Company has nominated candidates for only nine (9) of the twelve (12) Board seats that are up for election at the Annual Meeting.  We question the decision by the current Board to leave three seats to be automatically filled by our Nominees.  We do not believe that such token Board change is sufficient given the depth of the value destruction and the poor corporate governance that we believe this Board has overseen.  We strongly believe that anything short of a majority change in the Board at the Annual Meeting will be wholly insufficient to drive the level of change that we believe is required to improve value and performance at Darden.  We have nominated only two Starboard representatives on our twelve-person slate.  We have otherwise gone to great lengths to identify ten unaffiliated director candidates who are independent-thinking business leaders with highly relevant experience and credentials.  Therefore, while the election of a majority of our Nominees may be sufficient to ensure that the changes we are seeking are implemented at Darden following the Annual Meeting, we have nevertheless nominated a full slate because we believe that each of the Nominees that we have identified is more qualified than the Company’s director nominees and that each will bring specific skills and experiences that are directly relevant to different aspects of Darden’s business and current challenges.  We believe shareholders deserve to have the best possible Board, one through twelve.  It is important to note that since the Company has left three open seats to be automatically filled by our director Nominees, any shareholder who wishes to specifically select any of our director nominees to fill one or more of these seats can only do so by voting on our WHITE proxy card.

Each of our Nominees is committed to the implementation of our comprehensive turnaround plan for Darden.  Therefore, in the event that our Nominees comprise a majority of the Board following the Annual Meeting, we expect that the Board will implement our comprehensive turnaround plan for Darden.  While we have confidence that our Nominees’ plans for Darden will put the Company on the right path towards substantial shareholder value creation, there can be no assurance that the implementation of the comprehensive turnaround plan will ultimately enhance shareholder value.  In the event that our director Nominees comprise less than a majority of the Board following the Annual Meeting, there can be no assurance that any actions or changes proposed by our Nominees, including the implementation of our turnaround plan, will be adopted or supported by the full Board.

If all of our Nominees are elected, our Nominees are willing to add back to the Board up to two incumbent directors.  In this event, our Nominees would endeavor to meet with certain of the incumbent directors following the Annual Meeting to determine which ones have the skill sets, experience and perspectives that will best complement the new Board members.  Although we are considering all incumbent directors of the Company, other than those not running for re-election, we have not determined the specific incumbent directors that our Nominees would consider adding back to the Board at this time.  Any decision would depend upon not only the credentials of such incumbent directors, but also upon any such incumbent director’s willingness to serve on the Board together with our Nominees.  In the event that the Board is expanded following the Annual Meeting, we would expect that Board compensation would be reduced so that the aggregate Board compensation is no more than it is today.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below.  This information has been furnished to us by the Nominees.  All of the Nominees are citizens of the United States. Ms. Shan Atkins is also a citizen of Canada.

Betsy S. Atkins, age 61, has served as the Chief Executive Officer of Baja LLC, a technology, life sciences and renewable energy early stage venture capital fund, since 1994.  Ms. Atkins served as Chief Executive Officer and Chairman of the Board of Directors of Clear Standards, Inc., a provider of enterprise carbon management and sustainability solutions (“Clear Standards”), from February 2009 until August 2009 when Clear Standards was acquired by SAP AG, a business software company.  Previously, Ms. Atkins served as Chairman and Chief Executive Officer of NCI, Inc., a functional food/nutraceutical company, from 1991 through 1993. Ms. Atkins co-founded Ascend Communications, Inc. in 1989 and served as a member of its Board of Directors and Executive Vice President of sales, marketing, professional services and international operations, prior to its acquisition by Lucent Technologies.  Ms. Atkins currently serves on the Board of Directors of Polycom, Inc. (NASDAQ:PLCM), which helps organizations unleash the power of human collaboration, a position she has held since April 1999.  She has also served on the Boards of Directors of Schneider Electric, SA, the world’s biggest maker of low- and medium-voltage equipment, since April 2011 and HD Supply, Inc. (NASDAQ:HDS), one of the largest industrial distributors in North America, since September 2013.  Ms. Atkins also currently serves on the Board of Directors of Wix.com Ltd. (NASDAQ:WIX), a leading cloud-based web development platform, a position she has held since November 2013.  Ms. Atkins previously served on the Boards of Directors of Vonage Holdings Corporation (NYSE:VG), a leading provider of communications services, from July 2005 to March 2007, Towers Watson & Co. (NYSE:TW), a leading global professional services company, from January 2010 to November 2010, and Reynolds American Inc. (NYSE:RAI), a holding company of some of the largest tobacco companies in the United States, from July 2004 to June 2010.  Ms. Atkins also previously served on the Boards of Directors of SunPower Corporation (NASDAQ:SPWR), which designs, manufactures and delivers the highest efficiency, highest reliability solar panels and systems, from October 2005 to August 2012 and Chico’s FAS, Inc. (NYSE:CHS), a leading women's omni-channel specialty retailer of private branded, sophisticated, casual-to-dressy clothing, intimates, complementary accessories, and other non-clothing items, from January 2004 to July 2013.  Ms. Atkins is also currently an advisor to SAP, was formerly an advisor to British Telecom and was a presidential-appointee to the Pension Benefit Guaranty Corporation advisory committee. Ms. Atkins holds a B.A. from the University of Massachusetts.  Ms. Atkins’ significant global, sales, marketing and corporate governance experience together with her nearly 25 years of executive officer service with companies in a high growth phase will enable her to provide effective oversight of the Company.

Margaret Shân Atkins, age 57, has served as a member of the board of directors of Tim Hortons, Inc. (NYSE: THI), one of the largest publicly-traded quick service restaurant chains in North America based on market capitalization and the largest in Canada based on system wide sales and number of locations, since 2007, where she currently serves on the Human Resource and Compensation Committee and the Nominating and Corporate Governance Committee.  Ms. Atkins has also served on the board of directors of The Pep Boys-Manny, Moe & Jack (NYSE: PBY)(“Pep Boys”), an auto parts and service retailer, since 2004, where she currently chairs the Compensation Committee.  She formerly chaired Pep Boys’ Audit and Shareholder Rights Plan Committees.  Ms. Atkins is also a director of SpartanNash Company (f/k/a Spartan Stores, Inc.) (NASDAQ: SPTN), a leading regional grocery distributor and grocery retailer, a position she has held since 2003, where she previously chaired the Audit Committee and is currently a member of the Corporate Governance and Audit Committees.  Ms. Atkins has also served as a director of True Value Hardware Company, a private retailer-owned hardware cooperative, since 2010, and has chaired its Audit Committee since 2011.  Ms. Atkins is also the Co-Founder and Managing Director of Chetrum Capital LLC, a private investment firm focused on capital growth/preservation through various controlled and passive investments, a position she has held since 2001.  Ms. Atkins previously served on the board of directors of Shoppers Drug Mart Corporation, a retail drug store chain whose stock is traded on the Toronto Stock Exchange, from 2005 to 2012, where she chaired the Audit Committee from 2011 to 2012.  Previously, Ms. Atkins held various positions with Sears Roebuck & Co. (“Sears”), a major retailer, being promoted to Executive Vice President in 1999.  Prior to joining Sears, Ms. Atkins spent 14 years with Bain & Company, Inc. (“Bain”), an international management consulting firm, as a leader in Bain’s consumer and retail practice. Ms. Atkins began her career as a public accountant at what is now PricewaterhouseCoopers LLP, a major accounting firm, and has designations as a C.A. (Ontario) and C.P.A. (Illinois).  Ms. Atkins holds a Bachelor of Commerce degree from Queen’s University in Kingston, Ontario, as well as a Master of Business Administration from Harvard University.  Ms. Atkins’ extensive financial and operational expertise, coupled with her managerial and public board experience will make her an invaluable asset to the Board.

Jean M. Birch, age 54, currently serves as Chief Executive Officer and President of Birch Company, LLC (“Birch Company”), a specialized strategy and leadership consulting firm focused on the hospitality industry, a position she has held since September 2012.  Prior to that, Ms. Birch served as President of IHOP Restaurants, Inc., a division of DineEquity, Inc. (NYSE: DIN), one of the largest full service restaurant companies, from June 2009 to August 2012, where she launched a focused brand re-positioning, new marketing campaign and innovative culinary strategy including addressing health and wellness.  From 2007 to June 2009, Ms. Birch was an independent restaurant and hospitality consultant at Birch Company, during which she served as Chief Operating Officer of Red Mango, a start-up healthy frozen yogurt concept in 2008.  Prior to that, Ms. Birch served as President of Romano’s Macaroni Grill from January 2005 to August 2007 and President of Corner Bakery Café from August 2003 to December 2004, both divisions of Brinker International, Inc. (NYSE:EAT), one of the world's leading casual dining restaurant companies.  From 1991 to 2003, Ms. Birch held various roles with YUM! Brands, Inc. (NYSE:YUM), a global quick service restaurant company, including VP, Operations for Taco Bell, Inc. and Senior Director, Concept Development for Pizza Hut, Inc.  She began her career in manufacturing management, working for Frito-Lay, Inc., Rogers Corporation, and Medtronic, Inc.  Ms. Birch currently serves on the Board of Directors of Cosi, Inc. (NASDAQ:  COSI), a national fast casual restaurant chain, a position she has held since November 2013.  She has also served on the Board of Directors of the Children’s Miracle Network Hospitals and on the Advisory Board of E la Carte, since 2013.  Previously, Ms. Birch served on the Boards of Directors of Meals on Wheels Association of America Foundation, Women’s Foodservice Forum, Centralized Supply Chain Services and the California Council for Economic Education.  Ms. Birch received her Executive MBA from Southern Methodist University and received dual degrees in Economics and Oriental Studies (Mandarin Chinese) at the University of Arizona.  Ms. Birch’s more than 23 years of restaurant operations and executive leadership experience with several major brands, along with a broad-based background in and extensive knowledge of operations, marketing, and brand strategy development, will make her an invaluable member of the Board.

Bradley D. Blum, age 60, has served as Chief Executive Officer for several major brands and companies in the restaurant industry and has a track record of creating, building and turning around large restaurant brands and businesses. Mr. Blum has served as Founder and CEO of BLUM Enterprises, LLC, a restaurant company focused on restaurant strategy, concept development, and investing, since September 2005.  In July 2013, Mr. Blum was appointed to the Supervisory Board of AmRest Holdings SE, a publicly traded international fast-food and casual dining restaurant operator.  In May 2012, Mr. Blum co-founded FIVE TO SEVEN, a transatlantic partnership, whose mission is to provide Good Food for the Planet™ and to invest in brands and businesses that make it easier to live better lives by eating food that tastes good and is good for you.  In January 2012, Mr. Blum became a director, strategic partner and investor at LEON restaurants, with headquarters in London and restaurants throughout the United Kingdom.  Prior to that, Mr. Blum served as CEO of Romano's Macaroni Grill, a casual dining restaurant chain specializing in Italian-American cuisine, from December 2008 through July 2010.  Mr. Blum served as CEO of the global enterprise, Burger King Corporation (“Burger King”), from December 2002 through July 2004, which resulted in a successful IPO in May 2006 that achieved a return of more than five times the original private investment. From December 1994 through March 2002, Mr. Blum served as President of the Company’s restaurant chain, Olive Garden, achieving a major turnaround with 29 consecutive quarters of same-restaurant sales increases, overall revenue growth and profit growth. Mr. Blum also previously served as Vice Chairman of the Company, from March 2002 through December 2002, at which point he accepted the CEO position at Burger King.  While at the Company, Mr. Blum served on its Board of Directors from September 1997 through December 2002.  Prior to that, Mr. Blum was a marketing and brand management executive in the U.S. and internationally for General Mills, Inc. (“General Mills”).  Mr. Blum served as Senior Vice President of Marketing as part of the successful start-up team of Cereal Partners Worldwide (CPW), with headquarters in Switzerland, a 50/50 joint venture between Nestlé and General Mills, from 1990 to 1994. As Vice President of New Enterprises in the U.S., Mr. Blum was responsible for creating, developing and introducing Cinnamon Toast Crunch, Total Raisin Bran, Apple Cinnamon Cheerios and Basic 4, several of General Mills' leading cereals. As Director of Marketing, Mr. Blum was responsible for putting the first female on the front of the Wheaties package (Mary Lou Retton), as well as the first African American (Walter Payton).  Mr. Blum received a BA from Denison University and an MBA from Northwestern's Kellogg Graduate School of Management, where he majored in marketing and finance.  Mr. Blum’s unique combination of corporate, private equity and entrepreneurial experiences and abilities coupled with his proven track record of creating, building and turning around large restaurant brands and businesses well qualifies him for service on the Board.

Peter A. Feld, age 35, has served as a member of Principal GP and a member of the Management Committees of Starboard Value GP and Principal GP since April 2011.  From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd.  From February 2007 to November 2008, Mr. Feld served as a Director at Ramius LLC.  Mr. Feld joined Ramius LLC as an Associate in February 2005. From June 2001 to June 2004, Mr. Feld was an investment banking analyst at Banc of America Securities, LLC.  Since June 2013, Mr. Feld has served as a member of the board of directors of Tessera Technologies, Inc. (NASDAQ: TSRA), which develops, invests in, licenses and delivers innovative miniaturization technologies and products for next-generation electronic devices.  Mr. Feld previously served as a member of the board of directors of Unwired Planet, Inc. (NASDAQ: UPIP) (f/k/a Openwave Systems Inc.), a public company with a portfolio of patents many of which are considered foundational to mobile communications, and span smart devices, cloud technologies and unified messaging, from July 2011 to March 2014 and served as its Chairman from September 2011 to July 2013.  Mr. Feld also previously served on the board of directors of Integrated Device Technology, Inc. (NASDAQ: IDTI), a company which designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 until February 2014.  In addition, Mr. Feld served on the boards of directors of SeaChange International, Inc. (NASDAQ: SEAC), a leading global multi-screen video software company, from December 2010 to January 2013 and CPI Corp. from July 2008 to July 2009.  Mr. Feld received a BA in economics from Tufts University.  Mr. Feld’s extensive knowledge of the capital markets and corporate governance practices as a result of his investment and private equity background makes him a valuable asset to the Board.

James P. Fogarty, age 46, has been the Chief Executive Officer and a Director of Orchard Brands, a multi-channel marketer of apparel and home products, since November 2011. Mr. Fogarty was a private investor from November 2010 to November 2011.  Prior to that, Mr. Fogarty served as the Chief Executive Officer and as a Director of Charming Shoppes, Inc. (NASDAQ:CHRS), a specialty apparel retailer, from April 2009 to November 2010. Mr. Fogarty was a Managing Director of A&M, an independent global professional services firm, from August 1994 to April 2009, and was a member of A&M’s Executive Committee for North America Restructuring.  While at A&M, Mr. Fogarty served as President and Chief Operating Officer of Lehman Brothers, a global financial services firm, subsequent to Lehman Brothers’ Chapter 11 bankruptcy filing, from September 2008 until April 2009.  Prior to that, Mr. Fogarty was the President and Chief Executive Officer of American Italian Pasta Company, the largest producer of dry pasta in North America, from September 2005 until February 2008.  Mr. Fogarty served as the Chief Financial Officer of the brand-name apparel company Levi Strauss & Co. from December 2003 until March 2005.  From December 2001 until September 2003, Mr. Fogarty served as the Vice President and Chief Financial Officer, and as a Director of the Warnaco Group (NYSE:WRC), a textile and apparel company, which successfully emerged from Chapter 11 bankruptcy in January 2003 during his tenure.  Mr. Fogarty has served on the board of directors of Regis Corporation (NYSE:RGS), which owns, operates and franchises hair and retail product salons, since October 2011. Mr. Fogarty holds a Bachelor’s degree in Economics and Computer Science from Williams College and an MBA in Finance and Accounting from the Leonard Stern School of Business at New York University. Mr. Fogarty is also a Certified Public Accountant (inactive). Mr. Fogarty’s extensive operational experience and turnaround experience, coupled with his significant public board and managerial experience makes him an excellent candidate for the Board.

Cynthia T. Jamison, age 54, serves on the Board of Directors of Tractor Supply Company (NASDAQ: TSCO) (“Tractor Supply”), the largest operator of retail farm and ranch stores, a position she has held since 2002.  Ms. Jamison became Chairman of the Board on January 1, 2014 after serving as Lead Director from April 2010 through December 2013.  She also chaired the audit committee of Tractor Supply from 2006 to 2010 and chaired the compensation committee from 2003 to 2006. Ms. Jamison also serves on the Board of Directors of Office Depot, Inc. (NYSE: ODP), a global supplier of office products and services, a position she has held since August 2013, where she also sits on the audit and corporate governance committees.  Since 2004, Ms. Jamison has served as a director of B&G Foods, Inc. (NYSE: BGS), a manufacturer, seller and distributor of high quality, shelf-stable food and household products, where she sits on the compensation committee and chairs the audit committee. Ms. Jamison joined the Board of Directors of Caribe Media, Inc., a private company based in the Dominican Republic, in December 2011, where she served as Chairman until resigning in October 2013. Previously, Ms. Jamison served on the Board of Directors of Cellu Tissue Holdings, Inc. (“Cellu Tissue”), a producer of tissue products, where she chaired the audit committee in 2010, and Horizon Organic Holding Corp. (“Horizon”), a producer of organic milk products, where she served as a director from 2001 until 2004 and sat on the company’s audit and compensation committees. Cellu Tissue and Horizon were sold at high premiums which benefited shareholders. Ms. Jamison has been the Chief Financial Officer or Chief Operating Officer of several publicly and privately held companies including AquaSpy, Inc., an Australian environmentally responsible irrigation company, which she joined in June 2009 and retired in December 2012, eMac, Inc, a joint venture between McDonald’s Corporation and KKR & Co. L.P., where she served from August 2003 until July 2004, and Cosi, Inc. (NASDAQ: COSI), the casual dining chain, where she served from July 2004 until August 2005. In her experience as a “turnaround/high impact” CFO, Ms. Jamison was a partner with Tatum LLC (“Tatum”), an executive services firm focused exclusively in support of “The Office of the CFO”, from June 1999 through May 2009.  As a part of her National Director of CFO Services role with Tatum, Ms. Jamison served in several additional capacities, including as manager of the CFO Services practice, and as a member of the Operating Committee. Prior to joining Tatum, Ms. Jamison served as Chief Financial Officer of Chart House Enterprises (now AM-CH Inc.), a publicly traded restaurant company, from May 1998 until June 1999, and previously held various financial positions at Allied Domecq Retailing USA, a spirits, wine and quick-service restaurant operator, Kraft General Foods (now Kraft Foods Group, Inc.), a food and beverage company, and Arthur Andersen LLP, a major accounting firm.  She is both a frequent keynote speaker on CFO and Boardroom topics, and quoted as a financial/economic “expert” in Forbes, Wall Street Journal, Newsweek, CFO Magazine, and the Economist.  Ms. Jamison graduated from Duke University with a Bachelor of Arts degree in economics and political science, and has an MBA from the University of Chicago.  Ms. Jamison’s experience in handling financial and technical turnaround challenges together with her high level, strategic insight at the governance level, make her an excellent candidate for the Board.

William H. Lenehan, age 38, is an independent real estate industry professional with significant experience in net leased properties and public company corporate governance matters.  Mr. Lenehan has served as a director of Gramercy Property Trust Inc. (NYSE: GPT) (“Gramercy”) since January 2012 and is currently the chairman of its Investment Committee and a member of the Nominating and Corporate Governance Committee. Gramercy is a commercial real estate investment company focused on acquiring and managing net leased office and industrial assets.   In addition, Mr. Lenehan has served on the Board of Directors of Stratus Properties Inc. (NASDAQ:STRS), a real estate development company, since May 2012, where he is chairman of the Corporate Governance Committee and a member of the Audit Committee.  Mr. Lenehan has also served as a special advisor to the Board of Directors of EVOQ Properties, Inc., the owner of a substantial portfolio of development assets in downtown Los Angeles, California, since June 2012. Previously, Mr. Lenehan was the Interim Chief Executive Officer of MI Developments, Inc., a real estate operating company with a global net lease portfolio, from June 2011 to December 2011, where he served as a member of its Board of Directors and Strategic Review Committee.  From August 2001 to February 2011, Mr. Lenehan was an investment professional at Farallon Capital Management, L.L.C. in the real estate group, where he was involved with numerous public security and private equity investments in the real estate sector. Mr. Lenehan has a B.A. in economics and classics from Claremont McKenna College.  Mr. Lenehan’s extensive real estate investment and management experience together with his service on public company boards will enable him to provide effective oversight of the Company.

Lionel L. Nowell, III, age 59, served as the Senior Vice President and Treasurer of PepsiCo, Inc., one of the world’s largest food and beverage companies (“PepsiCo”), from August 2001 to May 2009, where he was responsible for PepsiCo's worldwide corporate treasury function, including worldwide financial activities, capital markets strategies, foreign exchange, cash forecasting and planning.  Prior to that, Mr. Nowell served as Chief Financial Officer and Senior Vice President for The Pepsi Bottling Group, a subsidiary of PepsiCo, a position he assumed in 2000 after serving as Controller for PepsiCo since July 1999.  Mr. Nowell joined PepsiCo in July 1999 from RJR Nabisco, Inc., where he was Senior Vice President, Strategy and Business Development from January 1998 to July 1999.  Prior to that, Mr. Nowell served with Diageo PLC from 1991 to 1998, as Chief Financial Officer of Pillsbury North America, and its Pillsbury Foodservice and Haagen Dazs units, serving as Vice President and Controller of the Pillsbury Company, Vice President of Food and International Retailing Audit, and Director of Internal Audit.  He spent eight years as a finance executive at Pizza Hut, which at the time was a division of PepsiCo.  Mr. Nowell currently serves on the Board of Directors of American Electric Power Company, Inc. (NYSE:AEP), one of the largest electric utilities in the United States, a position he has held since 2004.  He has also served on the Boards of Directors of Reynolds American Inc. (NYSE:RAI), a holding company of some of the largest tobacco companies in the United States, since September 2007 and Bank of America Corporation (NYSE:BAC), one of the world's largest financial institutions, since January 2013.  In addition, he serves on the Dean’s Advisory Board at The Ohio State University Fisher College of Business and is an active member of the American Institute of Certified Public Accountants and the Ohio Society of CPAs.  He is a Certified Public Accountant (Ohio Inactive). Mr. Nowell holds a Bachelor's degree in Business Administration from The Ohio State University.  Mr. Nowell’s capital markets, accounting, financial reporting, and risk management skills and experience at a Fortune 100 company together with his experience as a public company director well qualifies him for service on the Board.

Jeffrey C. Smith, age 42, is a Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP.  Prior to founding Starboard Value LP, Mr. Smith was a Partner Managing Director of Ramius LLC (“Ramius”), a subsidiary of the Cowen Group, Inc. (“Cowen”), and the Chief Investment Officer of the Ramius Value and Opportunity Master Fund Ltd. Mr. Smith was also a member of Cowen’s Operating Committee and Cowen’s Investment Committee. Prior to joining Ramius in January 1998, he served as Vice President of Strategic Development and a member of the Board of Directors of The Fresh Juice Company, Inc. (“The Fresh Juice Company”).  Mr. Smith has served on the Board of Directors of Office Depot, Inc. (NYSE: ODP), an office supply company, since August 2013.  Mr. Smith also currently serves on the Board of Directors of Quantum Corporation (NYSE: QTM), a global expert in data protection and big data management, a position he has held since May 2013. Mr. Smith also served as a member of the Board of Directors of Regis Corporation (NASDAQ: RGS), a global leader in beauty salons, hair restoration centers and cosmetology education, from October 2011 until October 2013.  Mr. Smith previously served as a member of the Board of Directors of Surmodics, Inc. (NASDAQ: SRDX), a leading provider of drug delivery and surface modification technologies to the healthcare industry, from January 2011 to August 2012.  He served on the Board of Directors of Zoran Corporation, a leading provider of digital solutions in the digital entertainment and digital imaging market, from March 2011 until its merger with CSR plc (NASDAQ: CSRE) in August 2011.  Mr. Smith was the Chairman of the Board of Phoenix Technologies Ltd., a provider of core systems software products, services, and embedded technologies, from November 2009 until the sale of the company to Marlin Equity Partners in November 2010.  He also served as a director of Actel Corporation, a provider of power management solutions, from March 2009 until its sale to Microsemi Corporation (NASDAQ: MSCC) in October 2010. Mr. Smith is a former member of the Board of Directors of S1 Corporation, a provider of customer interaction software for financial and payment services, where he served from May 2006 to September 2008.  Mr. Smith also served on the Board of Directors of Kensey Nash Corporation (NASDAQ: KNSY), a leading medical technology company from December 2007 to February 2009. Mr. Smith was also on the Board of Directors of The Fresh Juice Company (FRSH) from 1996 until its sale to the Saratoga Beverage Group (TOGA) in 1998.  Mr. Smith began his career in the Mergers and Acquisitions department at Société Générale.  Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania, where he received a B.S. in Economics. Mr. Smith’s extensive public board experience and experience in a variety of industries together with his management experience in a variety of roles will enable him to provide invaluable oversight to the Board.

Charles M. Sonsteby, age 60, has served as the Chief Financial Officer and Chief Administrative Officer of The Michaels Companies, Inc., the largest arts and crafts specialty retailer in North America (“Michaels”), and Michaels Stores, Inc., which became an indirect wholly-owned subsidiary of Michaels as part of a reorganization in July 2013, since October 2010.  Prior to that, Mr. Sonsteby served as the Chief Financial Officer and Executive Vice President of Brinker International, Inc. (NYSE:EAT)(“Brinker”), one of the world’s leading casual dining restaurant companies, from May 2001 to October 2010.  He joined Brinker in 1990 as Director of the Tax, Treasury and Risk Management departments and thereafter served in various capacities, including as Senior Vice President of Finance from 1997 to 2001 and as Vice President and Treasurer from 1994 to 1997.  Mr. Sonsteby also previously served on the Board of Directors of Zale Corporation (NYSE:ZLC) (“Zale”), a leading specialty retailer of diamond and other jewelry products in North America, from November 2006 to February 2011.  While at Zale, he served as Chair of the Audit Committee and a member of the Compensation Committee.  Mr. Sonsteby holds a Bachelor of Accounting degree from the University of Kentucky.  Mr. Sonsteby’s extensive experience serving in senior executive positions coupled with public board experience will enable him to provide effective oversight of the Company.

Alan N. Stillman, age 77, has served as the Chief Executive Officer and a Director of The Smith & Wollensky Restaurant Group, Inc. (“Smith & Wollensky”), which develops and operates high-end, high-volume restaurants in major cities across the United States, since 1997.  Mr. Stillman served as President of Smith & Wollensky from 1977 to 1997 and also served as Chairman of the Board.  Prior to that, Mr. Stillman developed and founded his first restaurant, T.G.I. Fridays, an American restaurant chain focused on casual dining, in 1965.  In 1975, Mr. Stillman sold his interests in the concept and focused on the high-end market, founding Smith & Wollensky in 1977.  During that time, Mr. Stillman also developed a series of restaurant concepts in Manhattan, including Manhattan Ocean Club, Maloney & Porcelli, and The Post House.  Mr. Stillman has also served as a director of Meals on Wheels USA for over 20 years.  He majored in finance at Bucknell University. Mr. Stillman’s significant restaurant experience and expertise, particularly as an entrepreneur and innovator, coupled with his extensive experience serving in senior executive positions and as a director of both public and private companies will make him an invaluable addition to the Board.

 The principal business address of Ms. Betsy Atkins is 10 Edgewater Dr., #10A, Coral Gables, Florida 33133.  The principal business address of Ms. Shan Atkins is c/o Chetrum Capital LLC, 4302 Olde Indian Creek Lane, Long Grove, Illinois 60047.  The principal business address of Ms. Birch is 3050 Soft Horizon Way, Las Vegas, Nevada 89135.  The principal business address of Mr. Blum is c/o BLUM Enterprises, LLC, 126 Park Avenue South, Suite A, Winter Park, Florida 32789.  The principal business address of Mr. Feld is c/o Starboard Value LP, 777 Third Avenue, 18th Floor, New York, New York 10017. The principal business address of Mr. Fogarty is 14 Old Roaring Brook Road, Mount Kisco, NY 10549.  The principal business address of Ms. Jamison is 1224 W. Bryn Mawr Ave., Chicago, Illinois 60660.  Messrs. Lenehan and Nowell do not currently have principal business addresses. The principal business address of Mr. Smith is c/o Starboard Value LP, 777 Third Avenue, 18th Floor, New York, New York 10017. The principal business address of Mr. Sonsteby is c/o The Michaels Companies, Inc., 8000 Bent Branch Drive, Irving, Texas 75063.  The principal business address of Mr. Stillman is c/o FW Rests, 880 3rd Avenue, 4th FL, New York, New York 10022.

As of the date hereof, each of Messrs. Smith and Feld, as a member of Principal GP and as a member of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed to beneficially own the 11,635,000 shares of Common Stock owned in the aggregate by Starboard, which represents approximately 8.8% of the outstanding Common Stock.

As of the date hereof, Ms. Betsy Atkins directly owns 200 shares of Common Stock.  As of the date hereof, Ms. Shân Atkins directly owns 150 shares of Common Stock.  As of the date hereof, Ms. Birch directly owns 450 shares of Common Stock. As of the date hereof, Mr. Blum directly owns 2,250 shares of Common Stock. As of the date hereof, Mr. Fogarty directly owns 1,990 shares of Common Stock. As of the date hereof, Ms. Jamison directly owns 420 shares of Common Stock.  As of the date hereof, Mr. Lenehan directly owns 1,108 shares of Common Stock.  As of the date hereof, Mr. Nowell directly owns 400 shares of Common Stock.  As of the date hereof, Mr. Sonsteby directly owns 3,000 shares of Common Stock.  As of the date hereof, Mr. Stillman directly owns 5,100 shares of Common Stock.

Each of the Nominees, as a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the shares of Common Stock owned in the aggregate by the other members of the group.  Each of the Nominees disclaims beneficial ownership of such shares of Common Stock, except to the extent of his or her pecuniary interest therein. For information regarding purchases and sales during the past two years by the Nominees and by the members of the Group (as defined below) of securities of the Company that may be deemed to be beneficially owned by the Nominees, see Schedule I.

Starboard V&O Fund and certain of its affiliates have signed letter agreements, pursuant to which they agree to indemnify each of Messrs. Blum, Fogarty, Lenehan, Nowell, Sonsteby and Stillman, Ms. Betsy Atkins, Ms. Shan Atkins and Misses Birch and Jamison against claims arising from the solicitation of proxies from the Company shareholders in connection with the Annual Meeting and any related transactions.

Starboard V&O Fund has signed compensation letter agreements with each of Messrs. Blum, Fogarty, Lenehan, Nowell, Sonsteby and Stillman, Ms. Betsy Atkins, Ms. Shan Atkins and Misses Birch and Jamison, pursuant to which Starboard agrees to pay each of Messrs. Blum, Fogarty, Lenehan, Nowell, Sonsteby and Stillman, Ms. Betsy Atkins, Ms. Shan Atkins and Misses Birch and Jamison: (i) $10,000 in cash as a result of the submission by Starboard of its nomination of each of the Messrs. Blum, Fogarty, Lenehan, Nowell, Sonsteby and Stillman, Ms. Betsy Atkins, Ms. Shan Atkins and Misses Birch and Jamison to the Company and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission relating to the solicitation of proxies in favor of each of Messrs. Blum, Fogarty, Lenehan, Nowell, Sonsteby and Stillman, Ms. Betsy Atkins, Ms. Shan Atkins and Misses Birch and Jamison’s election as a director at the Annual Meeting.  Pursuant to the compensation letter agreements, each of Messrs. Blum, Fogarty, Lenehan, Nowell, Sonsteby and Stillman, Ms. Betsy Atkins, Ms. Shan Atkins and Misses Birch and Jamison has agreed to use the after-tax proceeds from such compensation to acquire securities of the Company (the “Nominee Shares”) at such time that each of Messrs. Blum, Fogarty, Lenehan, Nowell, Sonsteby and Stillman, Ms. Betsy Atkins, Ms. Shan Atkins and Misses Birch and Jamison shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Blum, Fogarty, Lenehan, Nowell, Sonsteby and Stillman, Ms. Betsy Atkins, Ms. Shan Atkins and Misses Birch and Jamison agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his or her election or appointment as a director; provided, however, in the event that the Company enters into a business combination with a third party, each of Messrs. Blum, Fogarty, Lenehan, Nowell, Sonsteby and Stillman, Ms. Betsy Atkins, Ms. Shan Atkins and Misses Birch and Jamison may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

On May 22, 2014, Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Delta LLC, Starboard Leaders Fund, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard R LP, Starboard R GP,  Starboard A LP, Starboard A GP, Mark R. Mitchell, Robert Mock, Craig S. Miller and the Nominees (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law, (b) the Group agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Starboard V&O Fund, to the Board at the Annual Meeting (the “Solicitation”), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Delta LLC agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Starboard believes that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition, and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

On February 19, 2014, Starboard Value LP entered into an advisor agreement (the “Advisor Agreement”) with Mr. Blum in view of Mr. Blum’s unique skill set, broad restaurant industry experience and extensive restaurant industry knowledge.  Pursuant to the Advisor Agreement and in consideration for the performance of certain consulting and advisory services by Mr. Blum, Starboard Value LP agreed to pay Mr. Blum an upfront fee equal to $50,000 in cash.  Mr. Blum agreed to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company, no later than ten (10) business days after receipt of such compensation, except in certain limited circumstances.

On February 24, 2014, Starboard V&O Fund, Starboard S LLC, Starboard C LP, Delta LLC, Leaders Fund, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard A LP, Starboard A GP, Starboard R LP, Starboard R GP and Messrs. Smith, Mitchell, Feld and Blum entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) they agreed to solicit proxies or written consents to (i) request that Darden call a special meeting of shareholders to approve a non-binding resolution regarding the Company’s proposed separation of Red Lobster (the “Proposal”) and (ii) approve the Proposal at any special meeting called for such purpose, and (b) Starboard V&O Fund, Starboard S LLC, Starboard C LP and Delta LLC agreed to bear all expenses incurred in connection with the activities of the joint filing participants, subject to certain limitations (the “Joint Filing and Solicitation Agreement”).

On February 28, 2014, Starboard Value LP entered into an advisor agreement (the “Sonsteby Advisor Agreement”) with Mr. Sonsteby in view of Mr. Sonsteby’s unique skill set, broad restaurant industry experience and extensive restaurant industry knowledge.  Pursuant to the Sonsteby Advisor Agreement and in consideration for the performance of certain consulting and advisory services by Mr. Sonsteby, Starboard Value LP agreed to pay Mr. Sonsteby an upfront fee equal to $50,000 in cash.  Mr. Sonsteby agreed to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company, no later than ten (10) business days after receipt of such compensation, except in certain limited circumstances.

On March 4, 2014, Mr. Sonsteby entered into a Joinder Agreement to the Joint Filing and Solicitation Agreement, pursuant to which he agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of the participants of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.

On March 9, 2014, Starboard Value LP entered into an advisor agreement (the “Mock Advisor Agreement”) with Mr. Mock in view of Mr. Mock’s unique skill set, broad restaurant industry experience and extensive restaurant industry knowledge.  Pursuant to the Mock Advisor Agreement and in consideration for the performance of certain consulting and advisory services by Mr. Mock, Starboard Value LP agreed to pay Mr. Mock an upfront fee equal to $50,000 in cash.  Mr. Mock agreed to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company, no later than ten (10) business days after receipt of such compensation, except in certain limited circumstances.

On March 10, 2014, Mr. Mock entered into a Joinder Agreement to the Joint Filing and Solicitation Agreement, pursuant to which he agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of the participants of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.

On March 13, 2014, Starboard Value LP entered into an advisor agreement (the “Miller Advisor Agreement”) with Mr. Miller in view of Mr. Miller’s unique skill set, broad restaurant industry experience and extensive restaurant industry knowledge.  Pursuant to the Miller Advisor Agreement and in consideration for the performance of certain consulting and advisory services by Mr. Miller, Starboard Value LP agreed to pay Mr. Miller an upfront fee equal to $50,000 in cash.  Mr. Miller agreed to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company, no later than ten (10) business days after receipt of such compensation, except in certain limited circumstances.

On March 14, 2014, Mr. Miller entered into a Joinder Agreement to the Joint Filing and Solicitation Agreement, pursuant to which he agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of the participants of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.

Other than as stated herein, and except for compensation received by each of Messrs. Smith and Feld as an employee of Starboard, there are no arrangements or understandings between members of Starboard and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

If Starboard is successful in electing at least seven (7) of the Nominees at the Annual Meeting, then a change in control of the Board may be deemed to have occurred.  Based on a review of the Company’s material contracts and agreements, such a change of control may trigger certain change of control provisions or payments under certain of the Company’s plans and agreements, including its management continuity agreements with its named executive officers and certain debt documents.  With respect to any potential change of control-related implications under the Company’s debt agreements, the Company disclosed in a Form 8-K dated July 25, 2014 that on July 24, 2014, the Board adopted a resolution approving and nominating Starboard’s Nominees solely for purposes of the debt agreements in order to avoid a potential event of default, acceleration of the Company’s indebtedness and an obligation to make certain change of control offers at 101% of the principal amount plus accrued interest.  With respect to the Company’s management continuity agreements with its named executive officers (NEOs), the change of control provisions are double-trigger provisions, meaning that a change of control in and of itself does not trigger any payments, but rather there would also need to be either a termination without cause of the executive or a voluntary termination by the executive for “good reason” before any benefits are triggered.  The Company announced on July 28, 2014 that Mr. Otis would be stepping down as CEO upon the earlier of the appointment of his successor or December 31, 2014.  Therefore, even if our Nominees represent a majority of the Board following the Annual Meeting and Mr. Otis is still serving as CEO at such time, we do not believe that any change of control payments would be due to Mr. Otis since he will not be deemed to have been terminated without cause or otherwise be deemed to have voluntarily terminated his employment with “good reason” following a change of control.  Our Nominees, if elected, do not presently have any intention to terminate any of the other covered NEOs without cause or to otherwise take any action that may provide “good reason” for any other such covered NEOs to voluntarily terminate their employment.  The Company’s proxy statement includes estimates of the change of control payments that would be due in the event of any such NEO’s involuntary termination without cause or resignation with “good reason” following a change of control.8 According to the Company’s proxy statement, the approximate amount of change of control compensation that would be payable to Eugene I. Lee, Jr., the Company’s President and COO, in the event of his involuntary not-for-cause termination of employment or resignation with “good reason” following a change in control  is $6,149,273.00.  According to the Company’s proxy statement, the approximate amount of change of control compensation that would be payable to C. Bradford Richmond, the Company’s Senior Vice President and CFO, in the event of his involuntary not-for-cause termination of employment or resignation with “good reason” following a change in control is $5,078,065.00.  According to the Company’s proxy statement, the approximate amount of change of control compensation that would be payable to Kim A. Lopdrup, the Company’s CEO Elect, Red Lobster, in the event of his involuntary not-for-cause termination of employment or resignation with “good reason” following a change in control is $5,466,407.00; however, since Mr. Lopdrup left the Company as part of the Red Lobster Sale, which closed on July 28, 2014, we do not believe that any such change of control compensation would be owed to him.

We do not expect that any of the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Starboard that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

While we currently intend to vote all of the Starboard Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees, up to and including the date of the Annual Meeting, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all shareholders.  Consequently, shareholders may not know which of the Company’s director nominees that Starboard votes some or all of the Starboard Group Shares for, if Starboard does in fact vote for some or all of the Company’s director nominees.  We would only intend to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting the Starboard Group Shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders.  If we decide to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees prior to the date of the Annual Meeting, we will file a statement on Schedule 14A on the same day such determination is made in order to notify shareholders accordingly.  Shareholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

8Assumes that such termination or change of control was effective as of May 25, 2014 and are estimates of the amounts that would be paid out to the executive officers upon their termination.

PROPOSAL NO. 2

ADVISORY VOTE ON THE COMPANY’S EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement.  Accordingly, the Company is asking shareholders to vote for the following resolution:

“Resolved, that the compensation awarded to Darden's Named Executive Officers for fiscal 2014, as disclosed in this Proxy Statement pursuant to SEC rules, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED.”

According to the Company’s proxy statement, the shareholder vote on the Say-on-Pay Proposal is an advisory vote only, and is not binding on the Company, the Board, or the Compensation Committee.

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES [“FOR”/”AGAINST”] THIS PROPOSAL.]

PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Board has appointed KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending May 31, 2015.  The Company is submitting the appointment of KPMG LLP for ratification of the shareholders at the Annual Meeting.

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR ITS FISCAL YEAR ENDING MAY 31, 2015 AND INTEND TO VOTE OUR SHARES [“FOR”] THIS PROPOSAL.]

PROPOSAL NO. 4

AMENDMENT TO THE BYLAWS TO PROVIDE FOR PROXY ACCESS

As discussed in further detail in the Company’s proxy statement, the Board is asking shareholders to approve an amendment to the Bylaws to provide for proxy access.  At the 2013 Annual Meeting, shareholders approved a shareholder proposal asking the Board to adopt, and present for shareholder approval, a “proxy access” bylaw.  Proxy access enables shareholders meeting certain established criteria to have included in the Company’s proxy materials the shareholders’ nominees for election to the Board at a shareholder meeting at which directors are to be elected.  The Board approved for submission to the shareholders for approval a proposed amendment to Article I, Section 7 of the Bylaws providing for proxy access.

A summary of the bylaw amendment and the complete text of such amendment are set forth in the Company’s proxy statement.

 [WE RECOMMEND A VOTE IN FAVOR OF THE AMENDMENT TO THE BYLAWS TO PROVIDE FOR PROXY ACCESS AND INTEND TO VOTE OUR SHARES [“FOR”] THIS PROPOSAL.]

PROPOSAL NO. 5

SHAREHOLDER PROPOSAL REGARDING POLITICAL CONTRIBUTIONS

As discussed in further detail in the Company’s proxy statement,  the Company has been advised that Unitarian Universalist Service Committee (“Unitarian Universalist”), a shareholder of the Company, intends to present a proposal for consideration at the Annual Meeting regarding political contributions.  Unitarian Universalist has proposed the adoption of the following resolution:

“Resolved, that shareholders of Darden Restaurants, Inc. (“Company” or “Darden”) hereby request that the Company provide a report, updated semiannually, disclosing the Company’s:

1.
Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2.	Monetary and non-monetary contributions and expenditures (direct or indirect) used in the manner described in section 1 above, including:

a.	The identity of the recipient as well as the amount paid to each; and

b.	The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company’s website.

Payments used for lobbying are not encompassed by this proposal.”

 The full text of Unitarian Universalist’s supporting statement for this resolution is included in the Company’s proxy statement.

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THE POLITICAL CONTRIBUTION PROPOSAL AND INTEND TO VOTE OUR SHARES [“FOR”/“AGAINST”] THIS PROPOSAL.]

PROPOSAL NO. 6

SHAREHOLDER PROPOSAL REGARDING LOBBYING DISCLOSURE

As discussed in further detail in the Company’s proxy statement,  the Company has been advised that AFL-CIO Reserve Fund (“AFL-CIO”), a shareholder of the Company, intends to present a proposal for consideration at the Annual Meeting regarding lobbying disclosure.  AFL-CIO has proposed the adoption of the following resolution:

“Whereas, corporate lobbying exposes our company to risks that could adversely affect the company’s stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company’s lobbying to assess whether our company’s lobbying is consistent with its expressed goals and in the best interest of shareholders and long-term value.

Resolved, the shareholders of Darden Restaurants, Inc. (“Darden”) request the Board authorize the preparation of a report, updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by Darden used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	Darden’s membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4.	Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a “grassroots lobbying communication” is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. “Indirect lobbying” is lobbying engaged in by a trade association or other organization of which Darden is a member.

Both “direct and indirect lobbying” and “grassroots lobbying communications” include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on Darden’s website.

Payments used for political contributions are not encompassed by this proposal.”

The full text of AFL-CIO’s supporting statement for this resolution is included in the Company’s proxy statement.

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THE LOBBYING DISCLOSURE PROPOSAL AND INTEND TO VOTE OUR SHARES [“FOR”/“AGAINST”] THIS PROPOSAL.]

VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting.  Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, Starboard believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, [FOR/AGAINST] the approval of the Say-on-Pay Proposal, [FOR] the ratification of KPMG LLP as the Company’s independent registered public accounting firm, [FOR] the approval of an amendment to the Bylaws to provide for proxy access, [FOR/AGAINST] the approval of the Political Contribution Proposal, [FOR/AGAINST] the approval of the Lobbying Disclosure Proposal, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate twelve (12) candidates for election at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed WHITE proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company’s nominees.  The participants in this solicitation intend to vote the Starboard Group Shares in favor of the Nominees. Shareholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.   In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve as on the Board with the Nominees who are elected.

While we currently intend to vote all of the Starboard Group Shares in favor of the election of the Nominees, we reserve the right to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees, up to and including the date of the Annual Meeting, as we see fit, in order to achieve a Board composition that we believe is in the best interest of all shareholders.  Consequently, shareholders may not know which of the Company’s director nominees that Starboard votes some or all of the Starboard Group Shares for, if Starboard does in fact vote for some or all of the Company’s director nominees.  We would only intend to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees in the event it were to become apparent to us, based on the projected voting results at such time, that less than all of the Nominees would be elected at the Annual Meeting and that by voting the Starboard Group Shares we could help elect the Company nominees that we believe are the most qualified to serve as directors and thus help achieve a Board composition that we believe is in the best interest of all stockholders.  If we decide to vote some or all of the Starboard Group Shares for some or all of the Company’s director nominees prior to the date of the Annual Meeting, we will file a statement on Schedule 14A on the same day such determination is made in order to notify shareholders accordingly.  Shareholders should understand, however, that all shares of Common Stock represented by the enclosed WHITE proxy card will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of at least ___________ shares of Common Stock, which represents a majority of the ___________ shares of Common Stock outstanding as of the Record Date, will be considered a quorum allowing votes to be taken and counted for the matters before the shareholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum.  Abstentions, however, will not be considered a vote cast with respect to any proposal. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under rules of the New York Stock Exchange, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a shareholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a plurality vote standard for director elections.  The twelve (12) nominees receiving the highest number of affirmative votes will be elected as directors of the Company.  With respect to the election of directors, only votes cast “FOR” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.  The Company has only nominated nine director candidates for the twelve seats available at the Annual Meeting, thereby leaving three open seats to be automatically filled by our Nominees.  Any shareholder who wishes to specifically select any of our Nominees to fill these three seats can only do so by voting on our WHITE proxy card.

Other Proposals ─ Shareholders may vote “FOR” or “AGAINST” or may “ABSTAIN” from voting on each of the other five proposals that will be presented at the Annual Meeting.

Proposal 2— ADVISORY VOTE ON THE COMPANY’S EXECUTIVE COMPENSATION

This advisory vote is non-binding, but the Company has disclosed that the Board and the Compensation Committee will give careful consideration to the results of voting on this proposal. The approval of the advisory resolution on executive compensation requires the affirmative vote of a majority in voting interest of the shareholders present in person or by proxy and voting thereon. Broker non-votes will not be treated as votes cast. Abstentions will not be counted as votes “FOR” or “AGAINST” the proposal.

Proposal 3—Ratification of Appointment of Independent Registered Public Accounting Firm

The ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending May 31, 2015 requires the affirmative vote of a majority in voting interest of the shareholders present in person or by proxy and voting thereon. Abstentions will not be counted as votes “FOR” or “AGAINST” the proposal.

Proposal 4—Amendment to Bylaws to Provide for Proxy Access

The approval of the proposal to amend the Company’s Bylaws to provide for proxy access requires the affirmative vote of a majority in voting interest of the shareholders present in person or by proxy and voting on the proposal. Abstentions and broker non-votes will not be counted as votes “FOR” or “AGAINST” this proposal.

Proposal 5—Shareholder Proposal Regarding Political Contributions

The approval of the shareholder proposal regarding political contributions requires the affirmative vote of a majority in voting interest of the shareholders present in person or by proxy and voting on the proposal. Abstentions and broker non-votes will not be counted as votes “FOR” or “AGAINST” this shareholder proposal.

Proposal 6—Shareholder Proposal Regarding Lobbying Disclosure

The approval of the shareholder proposal regarding lobbying disclosure requires the affirmative vote of a majority in voting interest of the shareholders present in person or by proxy and voting on the proposal. Abstentions and broker non-votes will not be counted as votes “FOR” or “AGAINST” this shareholder proposal.

If you sign and submit your WHITE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Starboard’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting consistent with Rule 14a-4(c)(3) promulgated under the Exchange Act.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Starboard in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 1000 Darden Center Drive, Orlando, Florida 32837 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Starboard in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, Okapi Partners may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Starboard.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Starboard V&O Fund has entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $[_____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Starboard V&O Fund has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Starboard V&O Fund will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately [__] persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Starboard.  Costs of this solicitation of proxies are currently estimated to be approximately $[_____].  Starboard estimates that through the date hereof its expenses in connection with this solicitation are approximately $[_____].  Starboard intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  Starboard does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The participants in this solicitation are Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard Delta LLC, Starboard Leaders Fund, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard R LP, Starboard R GP, Starboard A LP, Starboard A GP, Mark R. Mitchell, Robert Mock, Craig S. Miller and the Nominees.  The principal business of Starboard V&O Fund, a Cayman Islands exempted company, is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of Starboard S LLC, a Delaware limited liability company, Starboard C LP, a Delaware limited partnership, and Starboard Delta LLC, a Delaware limited liability company, has been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of Starboard Leaders Fund, a Delaware limited partnership, is serving as a private investment partnership.  Starboard Value LP, a Delaware limited partnership, provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Delta LLC, Starboard Leaders Fund and of certain managed accounts (the “Starboard Value LP Accounts”) and is the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Starboard A LP serves as the general partner of Starboard Leaders Fund and the managing member of Starboard Delta LLC.  Starboard A GP serves as the general partner of Starboard A LP.  Mr. Mitchell serves as a member of Principal GP and a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.  The principal occupation of Mr. Mock is serving as a restaurant consultant.   The principal occupation of Mr. Miller is serving as Chairman and Vice President of Miller Partners Restaurant Solutions Inc. and Managing Member of Miller Sinton Capital Partners LLC.  Messrs. Mitchell, Mock and Miller are citizens of the United States.

The address of the principal office of each of Starboard Value LP, Starboard S LLC, Starboard C LP, Starboard Delta LLC, Starboard Leaders Fund, Starboard Value GP, Principal Co, Principal GP, Starboard R LP, Starboard R GP, Starboard A LP, Starboard A GP and Mr. Mitchell is 777 Third Avenue, 18th Floor, New York, New York 10017.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The principal business address of Mr. Mock is 606 Crestwood Lane, Holmes Beach, Florida 34217.  The principal business address of Mr. Miller is 2305 Edgewater Dr. #1212, Orlando, Florida 32804.

As of the date hereof, Starboard V&O Fund owned directly 2,535,767 shares of Common Stock, or approximately 1.9% of the outstanding shares of Common Stock.  As of the date hereof, Starboard S LLC owned directly 580,066 shares of Common Stock, which represents less than 1% of the outstanding shares of Common Stock.  As of the date hereof, Starboard C LP owned directly 317,952 shares of Common Stock, which represents less than 1% of the outstanding shares of Common Stock.  Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 317,952 shares owned by Starboard C LP.  Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 317,952 shares owned by Starboard C LP. As of the date hereof, Starboard Delta LLC beneficially owned 3,457,025 shares of Common Stock, or approximately 2.6% of the outstanding shares of Common Stock.  Starboard Leaders Fund, as a member of Starboard Delta LLC, may be deemed the beneficial owner of the 3,457,025 shares owned by Starboard Delta LLC. Starboard A LP, as the general partner of Starboard Leaders Fund and the managing member of Starboard Delta LLC, may be deemed the beneficial owner of the 3,457,025 shares owned by Starboard Delta LLC. Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 3,457,025 shares owned by Starboard Delta LLC.  As of the date hereof, 4,744,190 Shares were held in the Starboard Value LP Accounts, representing approximately 3.6% of the outstanding shares of Common Stock.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard Delta LLC and the Starboard Value Accounts and the manager of Starboard S LLC, may be deemed the beneficial owner of the 11,635,000, or approximately 8.8% of the outstanding shares of Common Stock.  Shares owned by Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Delta LLC and held in the Starboard Value LP Accounts.  Starboard Value GP, as the general partner of Starboard Value LP, may be deemed to beneficially own the 11,635,000 shares of Common Stock beneficially owned by Starboard Value LP.  Principal Co, as a member of Starboard Value GP, may be deemed to beneficially own the 11,635,000 shares of Common Stock beneficially owned by Starboard Value GP.  Principal GP, as the general partner of Principal Co, may be deemed to beneficially own the 11,635,000 shares of Common Stock beneficially owned by Principal Co.  Mr. Mitchell, as a member of Principal GP and as a member of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed to beneficially own the 11,635,000 shares of Common Stock beneficially owned by Principal GP. As of the date hereof, Mr. Mock directly owns 1,318 shares of Common Stock. As of the date hereof, Mr. Miller directly owns 1,000 shares of Common Stock.

On July 21, 2014, Starboard V&O Fund exercised all of its call options and thereby acquired 1,009,439 shares of Common Stock that were underlying such call options. On July 21, 2014, upon exercise of all such call options, all of Starboard V&O Fund’s put options terminated in accordance with their terms.

On August 6, 2014, Starboard Delta LLC exercised all of its call options and thereby acquired 1,725,000 shares of Common Stock that were underlying such call options. On August 6, 2014, upon exercise of all such call options, all of Starboard Delta LLC’s put options terminated in accordance with their terms.

Each participant in this solicitation, as a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 11,652,386  shares of Common Stock owned in the aggregate by all of the participants in this solicitation, representing approximately 8.8% of the outstanding shares of Common Stock.  Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he, she or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Starboard Delta LLC and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business), except as otherwise noted, as set forth in Schedule I.  The shares of Common Stock purchased by each of Messrs. Mock and Miller were purchased in the open market with personal funds.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Starboard is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters that Starboard is not aware of a reasonable time before this solicitation be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion consistent with Rule 14a-4(c)(3) promulgated under the Exchange Act.

SHAREHOLDER PROPOSALS

According to the Company’s proxy statement for the Annual Meeting, any shareholder wishing to submit a proposal to be included in the Company’s proxy statement for the 2015 Annual Meeting pursuant to Rule 14a-8, must deliver such proposal(s) to Darden’s principal office on or before [_____].  Shareholder proposals should be mailed to the Corporate Secretary, Darden Restaurants, Inc., 1000 Darden Center Drive, Orlando, Florida 32837.

In addition, according to the Company’s proxy statement for the Annual Meeting, under the Bylaws, any shareholder wishing to nominate a director or bring other business before the shareholders at the 2015 Annual Meeting, must notify the Company’s Corporate Secretary in writing on or before [_____] and include in such notice the specific information required under the Bylaws.

Shareholders should contact the Secretary of the Company in writing at 1000 Darden Center Drive, Orlando, Florida 32837, to make any submission or to obtain additional information as to the proper form and content of submissions.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2015 Annual Meeting is based on information contained in the Company’s proxy statement for the Annual Meeting.  The incorporation of this information in this Proxy Statement should not be construed as an admission by Starboard that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

____________ __, 2014

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of Transaction	Amount of Securities Purchased / (Sold)	Date of Purchase / Sale
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	56,300	10/01/2013
Purchase of Common Stock	42,225	10/02/2013
Purchase of Common Stock	14,075	10/03/2013
Purchase of Common Stock	112,600	10/09/2013
Purchase of Common Stock	84,450	10/10/2013
Purchase of Common Stock	84,450	10/11/2013
Purchase of Common Stock	28,150	10/15/2013
Purchase of Common Stock	(56,300)	10/17/2013
Purchase of Common Stock	(28,150)	10/25/2013
Purchase of Common Stock	(42,225)	10/28/2013
Purchase of Common Stock	126,675	10/29/2013
Purchase of Common Stock	42,225	10/30/2013
Purchase of Common Stock	28,150	10/31/2013
Purchase of Common Stock	28,250	11/01/2013
Purchase of Common Stock	13,683	12/11/2013
Purchase of Common Stock	6,754	12/12/2013
Purchase of Common Stock	62,886	12/19/2013
Purchase of Common Stock	44,100	12/19/2013
Purchase of Common Stock	28,848	12/19/2013
Purchase of Common Stock	380,764	12/19/2013
Purchase of Common Stock	25,200	12/19/2013
Purchase of Common Stock	50,776	12/20/2013
Purchase of Common Stock	27,904	12/20/2013
Purchase of Common Stock	149,000	05/19/2014
Purchase of Common Stock	115,151	05/20/2014
Purchase of Common Stock	100,387	05/20/2014
Purchase of Call Options	477,039*	05/21/2014
Sale of Put Options	(477,039)#	05/21/2014
Purchase of Call Options	178,200*	06/20/2014

____________________
* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on May 21, 2015, June 22, 2015, June 23, 2015, June 26, 2015, June 29, 2015, July 7, 2015, July 8, 2015, July 9, 2015, July 10, 2015, July 13, 2015 and July 15, 2015, respectively. The per share exercise price of these call options is $7.3468, $7.2162, $7.1245, $7.0508, $7.0572, $6.9531, $6.8556, $6.9088, $6.7700, $6.7127, and $6.6145, respectively. On July 21, 2014, Starboard V&O Fund exercised all of its call options and thereby acquired 1,009,439 shares of Common Stock that were underlying such call options.
# Represents shares underlying European-style put options sold in the over the counter market. These put options expire on May 21, 2015, June 22, 2015, June 23, 2015, June 26, 2015, June 29, 2015, July 7, 2015, July 8, 2015, July 9, 2015, July 10, 2015, July 13, 2015 and July 15, 2015, respectively. The per share exercise price of these put options is $7.3468, $7.2162, $7.1245, $7.0508, $7.0572, $6.9531, $6.8556, $6.9088, $6.7700, $6.7127, and $6.6145, respectively. On July 21, 2014, upon exercise of all the call options, all of Starboard V&O Fund’s put options terminated in accordance with their terms.

Sale of Put Options	(178,200)#	06/20/2014
Purchase of Call Options	29,700*	06/23/2014
Sale of Put Options	(29,700)#	06/23/2014
Purchase of Call Options	118,800*	06/26/2014
Sale of Put Options	(118,800)#	06/26/2014
Purchase of Call Options	89,100*	06/27/2014
Sale of Put Options	(89,100)#	06/27/2014
Purchase of Call Options	44,250*	07/07/2014
Sale of Put Options	(44,250)#	07/07/2014
Purchase of Call Options	44,250*	07/08/2014
Sale of Put Options	(44,250)#	07/08/2014
Purchase of Call Options	29,500*	07/09/2014
Sale of Put Options	(29,500)#	07/09/2014
Purchase of Call Options	59,000*	07/10/2014
Sale of Put Options	(59,000)#	07/10/2014
Purchase of Call Options	118,000*	07/11/2014
Sale of Put Options	(118,000)#	07/11/2014
Purchase of Call Options	29,500*	07/15/2014
Sale of Put Options	(29,500)#	07/15/2014
Exercise of Call Options	269,139**	07/21/2014
Exercise of Call Options	178,200**	07/21/2014
Exercise of Call Options	29,700**	07/21/2014
Exercise of Call Options	118,800**	07/21/2014
Exercise of Call Options	89,100**	07/21/2014
Exercise of Call Options	44,250**	07/21/2014
Exercise of Call Options	44,250**	07/21/2014
Exercise of Call Options	29,500**	07/21/2014
Exercise of Call Options	59,000**	07/21/2014
Exercise of Call Options	118,000**	07/21/2014
Exercise of Call Options	29,500**	07/21/2014

____________________
# Represents shares underlying European-style put options sold in the over the counter market. These put options expire on May 21, 2015, June 22, 2015, June 23, 2015, June 26, 2015, June 29, 2015, July 7, 2015, July 8, 2015, July 9, 2015, July 10, 2015, July 13, 2015 and July 15, 2015, respectively. The per share exercise price of these put options is $7.3468, $7.2162, $7.1245, $7.0508, $7.0572, $6.9531, $6.8556, $6.9088, $6.7700, $6.7127, and $6.6145, respectively. On July 21, 2014, upon exercise of all the call options, all of Starboard V&O Fund’s put options terminated in accordance with their terms.
* Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on May 21, 2015, June 22, 2015, June 23, 2015, June 26, 2015, June 29, 2015, July 7, 2015, July 8, 2015, July 9, 2015, July 10, 2015, July 13, 2015 and July 15, 2015, respectively. The per share exercise price of these call options is $7.3468, $7.2162, $7.1245, $7.0508, $7.0572, $6.9531, $6.8556, $6.9088, $6.7700, $6.7127, and $6.6145, respectively. On July 21, 2014, Starboard V&O Fund exercised all of its call options and thereby acquired 1,009,439 shares of Common Stock that were underlying such call options.
** Represents Shares acquired upon exercising American-style call options purchased in the over the counter market. These call options would have expired on May 21, 2015, June 22, 2015, June 23, 2015, June 26, 2015, June 29, 2015, July 7, 2015, July 8, 2015, July 9, 2015, July 10, 2015, July 13, 2015 and July 15, 2015, respectively. The per share exercise price of these options was $7.3468, $7.2162, $7.1245, $7.0508, $7.0572, $6.9531, $6.8556, $6.9088, $6.7700, $6.7127, and $6.6145, respectively.

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	8,300	10/01/2013
Purchase of Common Stock	6,225	10/02/2013
Purchase of Common Stock	2,075	10/03/2013
Purchase of Common Stock	16,600	10/09/2013
Purchase of Common Stock	12,450	10/10/2013
Purchase of Common Stock	12,450	10/11/2013
Purchase of Common Stock	4,150	10/15/2013
Purchase of Common Stock	(8,300)	10/17/2013
Purchase of Common Stock	(4,150)	10/25/2013
Purchase of Common Stock	(6,225)	10/28/2013
Purchase of Common Stock	18,675	10/29/2013
Purchase of Common Stock	6,225	10/30/2013
Purchase of Common Stock	4,150	10/31/2013
Purchase of Common Stock	4,150	11/01/2013
Purchase of Common Stock	2,191	12/11/2013
Purchase of Common Stock	1,083	12/12/2013
Purchase of Common Stock	9,383	12/19/2013
Purchase of Common Stock	6,580	12/19/2013
Purchase of Common Stock	4,304	12/19/2013
Purchase of Common Stock	56,810	12/19/2013
Purchase of Common Stock	3,760	12/19/2013
Purchase of Common Stock	7,576	12/20/2013
Purchase of Common Stock	4,163	12/20/2013
Purchase of Common Stock	18,500	05/19/2014
Purchase of Common Stock	14,626	05/20/2014
Purchase of Common Stock	12,751	05/20/2014
Purchase of Common Stock	5,700	05/21/2014
Purchase of Common Stock	22,500	06/20/2014
Purchase of Common Stock	3,750	06/23/2014
Purchase of Common Stock	15,000	06/26/2014
Purchase of Common Stock	11,250	06/27/2014
Purchase of Common Stock	5,625	07/07/2014
Purchase of Common Stock	5,625	07/08/2014
Purchase of Common Stock	3,750	07/09/2014
Purchase of Common Stock	7,500	07/10/2014
Purchase of Common Stock	15,000	07/11/2014
Purchase of Common Stock	3,750	07/15/2014
STARBOARD LEADERS DELTA LLC

Purchase of Common Stock	121,481	12/19/2013
Purchase of Common Stock	85,189	12/19/2013
Purchase of Common Stock	55,725	12/19/2013
Purchase of Common Stock	735,543	12/19/2013
Purchase of Common Stock	48,680	12/19/2013
Purchase of Common Stock	145,466	12/20/2013
Purchase of Common Stock	79,941	12/20/2013
Purchase of Common Stock	300,000	07/16/2014
Purchase of Common Stock	125,000	07/17/2014
Purchase of Common Stock	25,000	07/18/2014
Purchase of Common Stock	10,000	07/21/2014

Purchase of Call Options	150,000##	07/22/2014
Sale of Put Options	(150,000)***	07/22/2014
Purchase of Call Options	500,000##	07/23/2014
Sale of Put Options	(500,000)***	07/23/2014
Purchase of Call Options	100,000##	07/24/2014
Sale of Put Options	(100,000)***	07/24/2014
Purchase of Call Options	500,000##	07/29/2014
Sale of Put Options	(500,000)***	07/29/2014
Purchase of Call Options	350,000##	07/30/2014
Sale of Put Options	(350,000)***	07/30/2014
Purchase of Call Options	75,000##	07/31/2014
Sale of Put Options	(75,000)***	07/31/2014
Purchase of Call Options	50,000##	08/01/2014
Sale of Put Options	(50,000)***	08/01/2014
Exercise of Call Options	150,000###	08/06/2014
Exercise of Call Options	500,000###	08/06/2014
Exercise of Call Options	100,000###	08/06/2014
Exercise of Call Options	500,000###	08/06/2014
Exercise of Call Options	350,000###	08/06/2014
Exercise of Call Options	75,000###	08/06/2014
Exercise of Call Options	50,000###	08/06/2014

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	13,800	10/01/2013
Purchase of Common Stock	10,350	10/02/2013
Purchase of Common Stock	3,450	10/03/2013
Purchase of Common Stock	27,600	10/09/2013
Purchase of Common Stock	20,700	10/10/2013
Purchase of Common Stock	20,700	10/11/2013
Purchase of Common Stock	6,900	10/15/2013
Purchase of Common Stock	(13,800)	10/17/2013
Purchase of Common Stock	(6,900)	10/25/2013
Purchase of Common Stock	(10,350)	10/28/2013
Purchase of Common Stock	31,050	10/29/2013
Purchase of Common Stock	10,350	10/30/2013
Purchase of Common Stock	6,900	10/31/2013
Purchase of Common Stock	6,800	11/01/2013
Purchase of Common Stock	2,582	12/11/2013
Purchase of Common Stock	1,269	12/12/2013
Purchase of Common Stock	15,191	12/19/2013
Purchase of Common Stock	10,653	12/19/2013
Purchase of Common Stock	6,969	12/19/2013
Purchase of Common Stock	91,978	12/19/2013
Purchase of Common Stock	6,087	12/19/2013
Purchase of Common Stock	12,266	12/20/2013
Purchase of Common Stock	6,741	12/20/2013
Purchase of Common Stock	34,000	05/19/2014
Purchase of Common Stock	26,880	05/20/2014
Purchase of Common Stock	23,434	05/20/2014
Purchase of Common Stock	43,916	05/21/2014
Purchase of Common Stock	40,800	06/20/2014
Purchase of Common Stock	6,800	06/23/2014
Purchase of Common Stock	27,200	06/26/2014
Purchase of Common Stock	20,400	06/27/2014
Purchase of Common Stock	10,275	07/07/2014
Purchase of Common Stock	10,275	07/08/2014
Purchase of Common Stock	6,850	07/09/2014
Purchase of Common Stock	13,700	07/10/2014
Purchase of Common Stock	27,400	07/11/2014
Purchase of Common Stock	6,850	07/15/2014
____________________
## Represents shares underlying American-style call options purchased in the over the counter market. These call options expire on July 22, 2015, July 23, 2015, July 24, 2015, July 29, 2015, July 30, 2015, July 31, 2015, and August 3, 2015, respectively. The per share exercise price of these call options is $6.6414, $6.6726, $6.7344, $6.6414, $6.6726, $6.9937, $6.9688, $6.9988, and $6.9735, respectively. On August 6, 2014, Starboard Leaders Delta LLC exercised all of its call options and thereby acquired 1,725,000 shares of Common Stock that were underlying such call options.
*** Represents shares underlying European-style put options sold in the over the counter market. These put options expire on July 22, 2015, July 23, 2015, July 24, 2015, July 29, 2015, July 30, 2015, July 31, 2015, and August 3, 2015, respectively. The per share exercise price of these put options is $6.6414, $6.6726, $6.7344, $6.6414, $6.6726, $6.9937, $6.9688, $6.9988, and $6.9735, respectively. On August 6, 2014, Starboard Leaders Delta LLC exercised all of its call options and thereby acquired 1,725,000 shares of Common Stock that were underlying such call options.
### Represents Shares acquired upon exercising American-style call options purchased in the over the counter market. These call options would have expired on July 22, 2015, July 23, 2015, July 24, 2015, July 29, 2015, July 30, 2015, July 31, 2015, and August 3, 2015, respectively. The per share exercise price of these options was $6.6414, $6.6726, $6.7344, $6.9937, $6.9688, $6.9988, and $6.9735, respectively.

STARBOARD VALUE LP (Through the Starboard Value LP Managed Accounts)

Purchase of Common Stock	21,600	10/01/2013
Purchase of Common Stock	16,200	10/02/2013
Purchase of Common Stock	5,400	10/03/2013
Purchase of Common Stock	43,200	10/09/2013
Purchase of Common Stock	32,400	10/10/2013
Purchase of Common Stock	32,400	10/11/2013
Purchase of Common Stock	10,800	10/15/2013
Purchase of Common Stock	(21,600)	10/17/2013
Purchase of Common Stock	(10,800)	10/25/2013
Purchase of Common Stock	(16,200)	10/28/2013
Purchase of Common Stock	48,600	10/29/2013
Purchase of Common Stock	16,200	10/30/2013
Purchase of Common Stock	10,800	10/31/2013
Purchase of Common Stock	10,800	11/01/2013
Purchase of Common Stock	200,000	11/19/2013
Purchase of Common Stock	300,000	11/20/2013
Purchase of Common Stock	22,680	11/21/2013
Purchase of Common Stock	8,000	11/22/2013
Purchase of Common Stock	269,320	11/26/2013
Purchase of Common Stock	125,000	11/27/2013
Purchase of Common Stock	15,000	12/03/2013
Purchase of Common Stock	131,544	12/11/2013
Purchase of Common Stock	65,894	12/12/2013
Purchase of Common Stock	290,160	12/19/2013
Purchase of Common Stock	203,478	12/19/2013
Purchase of Common Stock	133,104	12/19/2013
Purchase of Common Stock	1,756,854	12/19/2013
Purchase of Common Stock	116,273	12/19/2013
Purchase of Common Stock	338,916	12/20/2013
Purchase of Common Stock	186,251	12/20/2013
Purchase of Common Stock	48,500	05/19/2014
Purchase of Common Stock	38,343	05/20/2014
Purchase of Common Stock	33,428	05/20/2014
Purchase of Common Stock	16,245	05/21/2014
Purchase of Common Stock	58,500	06/20/2014
Purchase of Common Stock	9,750	06/23/2014
Purchase of Common Stock	39,000	06/26/2014
Purchase of Common Stock	29,250	06/27/2014
Purchase of Common Stock	14,850	07/07/2014
Purchase of Common Stock	14,850	07/08/2014
Purchase of Common Stock	9,900	07/09/2014
Purchase of Common Stock	19,800	07/10/2014
Purchase of Common Stock	39,600	07/11/2014
Purchase of Common Stock	9,900	07/15/2014

BRADLEY D. BLUM

Purchase of Common Stock	1,000	03/03/2014
Purchase of Common Stock	250	05/27/2014
Purchase of Common Stock	1,000	06/20/2014

CHARLES M. SONSTEBY

Purchase of Common Stock	500	02/14/2014
Purchase of Common Stock	1,000	03/04/2014
Purchase of Common Stock	1,000	05/22/2014
Purchase of Common Stock	500	06/20/2014

ROBERT MOCK

Purchase of Common Stock	(2,008.267)	04/18/2012
Purchase of Common Stock	(54.44)	09/24/2012
Purchase of Common Stock	573	03/11/2014
Purchase of Common Stock	745	03/13/2014

CRAIG S. MILLER

Purchase of Common Stock	1,000	03/24/2014

BETSY S. ATKINS

Purchase of Common Stock	200	06/03/2014

MARGARET SHÂN ATKINS

Purchase of Common Stock	150	05/28/2014

JEAN M. BIRCH

Purchase of Common Stock	250	05/22/2014
Purchase of Common Stock	200	06/20/2014

CYNTHIA T. JAMISON

Purchase of Common Stock	205	05/27/2014
Purchase of Common Stock	215	06/20/2014

JAMES P. FOGARTY

Purchase of Common Stock	1,990	06/04/2014

WILLIAM H. LENEHAN

Purchase of Common Stock	405	05/22/2014
Purchase of Common Stock	403	05/23/2014
Purchase of Common Stock	300	05/29/2014

LIONEL L. NOWELL, III

Purchase of Common Stock	200	06/03/2014
Purchase of Common Stock	200	06/20/2014

ALAN N. STILLMAN

Purchase of Common Stock	100	05/27/2014
Purchase of Common Stock	5,000	08/11/2014

SCHEDULE II

The following table is reprinted from the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on ________.

II-1

IMPORTANT

Tell the Board what you think!  Your vote is important.  No matter how many shares of Common Stock you own, please give Starboard your proxy FOR the election of the Nominees and in accordance with Starboard’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed WHITE proxy card;

•	DATING the enclosed WHITE proxy card; and

•	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Shareholders Call Toll-Free at: (877) 285-5990 E-mail: info@okapipartners.com

WHITE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED AUGUST 21, 2014

DARDEN RESTAURANTS, INC.

2014 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

THE BOARD OF DIRECTORS OF DARDEN RESTAURANTS, INC.
IS NOT SOLICITING THIS PROXY

P                        R                        O                        X                        Y

The undersigned appoints Jeffrey C. Smith and Peter A. Feld, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Darden Restaurants, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2014 Annual Meeting of Shareholders of the Company scheduled to be held at ______________, on Tuesday, September 30, 2014, at _________, local time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Starboard Value and Opportunity Master Fund Ltd (“Starboard”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, [“FOR/”AGAINST”] PROPOSAL 2, [“FOR”] PROPOSAL 3, [“FOR”] PROPOSAL 4, [“FOR/”AGAINST”] PROPOSAL 5, AND [“FOR/”AGAINST”] PROPOSAL 6.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Starboard’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

STARBOARD STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1 AND [THAT SHAREHOLDERS VOTE IN FAVOR OF PROPOSAL 4].  STARBOARD [MAKES NO RECOMMENADTION WITH RESPECT TO PROPOSALS 2, 3, 5, AND 6]

1.
Starboard’s proposal to elect Betsy S. Atkins, Margaret Shân Atkins, Jean M. Birch, Bradley D. Blum, Peter A. Feld, James P. Fogarty, Cynthia T. Jamison, William H. Lenehan, Lionel L. Nowell, III, Jeffrey C. Smith, Charles M. Sonsteby, and Alan N. Stillman as directors.

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:
Betsy S. Atkins
Margaret Shân Atkins
Jean M. Birch
Bradley D. Blum
Peter A. Feld
James P. Fogarty
Cynthia T. Jamison
William H. Lenehan
Lionel L. Nowell, III
Jeffrey C. Smith
Charles M. Sonsteby
Alan N. Stillman

	[ ]	[ ]	[ ] ________________ ________________ ________________

STARBOARD INTENDS TO USE THIS PROXY TO VOTE “FOR ALL NOMINEES”, WHICH INCLUDES MS. BETSY ATKINS, MS. SHÂN ATKINS, MISSES BIRCH AND JAMISON, AND MESSRS. BLUM, FELD, FOGARTY, LENEHAN, NOWELL, SMITH, SONSTEBY AND STILLMAN.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF OUR NOMINEES ARE ELECTED.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW.  YOUR SHARES WILL BE VOTED “FOR” THE REMAINING NOMINEE(S).

2.	Company’s proposal to obtain advisory approval of the Company's executive compensation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Company’s proposal to ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending May 31, 2015.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	Company’s proposal to approve an amendment to the Company’s Bylaws to provide for proxy access.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	Shareholder’s proposal to approve a resolution regarding political contributions, if properly presented at the Annual Meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

6.	Shareholder’s proposal to approve a resolution regarding lobbying disclosures, if properly presented at the Annual Meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.